SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006   Commission File Number **001-32482**

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Ontario, Canada	**1041**	**Not Applicable**
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 3400 - 666 Burrard Street
Vancouver, BC
V6C 2X8
(604) 684-9648
(Address and telephone number of registrant's principal executive offices)

Martin Pomerance, Dorsey & Whitney LLP
250 Park Avenue, Suite 500
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Name of Each Exchange On Which Registered:

Common Shares, no par value

    New York Stock Exchange

    Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information   ☒ Audited Annual Financial Statememnts

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
	December 31, 2006
Common shares, no par value	220,562,111

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms and is accumulated and communicated to the Registrant's as appropriate, to allow timely disclosure regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement on the Registrant's financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has reviewed the definition of "an audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that each member of the audit committee satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that this designation does not make each member of the audit committee a financial "expert" for any purpose, impose any duties, obligations or liability to each member that are greater than those imposed on members of the board of directors who do not carry this designation.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are John A. Brough, R. Peter Gillin and Lawrence Bell, each of whom is independent as such term is defined under applicable securities laws and applicable New York Stock Exchange rules. The information contained under the heading "Audit Committee" of the Registrant's 2006 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant's code of ethics is available without charge, upon request made to Investor Relations Director at Suite 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 50 of the Registrant's Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant does not have any contractual obligations required to be disclosed in tabular format.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer

Date: March 23, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form
99.2	Annual Report for the year ended December 31, 2006 including Management's Discussion & Analysis and Annual Financial Statements
99.3	Consent of Deloitte & Touche LLP
99.4	Consent of L. Malmström
99.5	Consent of P. Hedstrom
99.6	Consent of J. Sullivan
99.7	Consent of V. Spring
99.8	Consent of G. MacFarlane
99.9	Consent of R. Rivera
31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

Exhibit 99.1



SILVER WHEATON CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2006

March 21, 2007

Suite 3400, 666 Burrard Street
Vancouver, BC V6C 2X8

SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton Corp. ("Silver Wheaton") to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in this annual information form which is incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as "Canadian dollars" or "C$".

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2006, as quoted by the Bank of Canada, were as follows:

| | **Year ended December 31** | | |
	2006	**2005**	**2004**
High	C$1.1726	C$1.2841	C$1.3968
Low	1.0990	1.1507	1.1774
Average [(1)]	1.1341	1.2118	1.3018
Closing	1.1653	1.1659	1.2036

_____
(1)   Calculated as an average of the daily noon rates for each period.

On March 20, 2007, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1606.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2006, as quoted on the London Bullion Market, were as follows:

| | **Year ended December 31** | | |
	2006	**2005**	**2004**
High	$14.94	$9.23	$8.29
Low	8.83	6.39	5.50
Average	11.55	7.32	6.67
Closing	12.90	8.83	6.82

On March 20, 2007, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $13.25.

CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. ("Silver Wheaton" or the "Corporation") was continued under the *Business Corporations Act* (Ontario).

The Corporation's head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Corporation's only subsidiary is Silver Wheaton (Caymans) Ltd. ("Silver Wheaton Caymans") which is wholly-owned and is governed by the laws of the Cayman Islands. As used in this annual information form, except as otherwise required by the context, reference to "Silver Wheaton" or the "Corporation" means Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Luismin Transaction

On October 15, 2004, the Corporation entered into a silver purchase contract (the "Luismin Silver Purchase Contract") with Goldcorp Inc. ("Goldcorp") (formerly Wheaton River Minerals Ltd.), Silver Wheaton Caymans and Goldcorp Trading (Barbados) Limited ("Goldcorp Trading") (formerly Wheaton Trading (Caymans) Ltd.), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the silver produced by Luismin, S.A. de C.V. ("Luismin"), a wholly-owned subsidiary of Goldcorp, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district (collectively, the "San Dimas Mine"), the San Martin mine (recently sold by Goldcorp, however, silver is still required to be delivered to the Corporation by Goldcorp in an amount equal to the silver sales from such mine), the Nukay mine and the Los Filos project (the San Dimas Mine, the San Martin mine, the Nukay mine and the Los Filos project collectively referred to herein as the "Luismin Mines") for an upfront payment of C$46 million in cash and 108 million common shares of the Corporation (generally referred to herein as the "Common Shares"), plus a payment (the "Luismin Transfer Price") equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007; the inflationary price adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the "Luismin Transaction").

On March 30, 2006, the Corporation and Goldcorp amended the Luismin Silver Purchase Contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, the Corporation issued to Goldcorp 18 million Common Shares, representing approximately 9.8% of the then outstanding Common Shares, and a $20 million one year non-interest bearing promissory note.

See "Description of the Business – San Dimas Mine, Mexico" for details regarding the San Dimas Mine.

Rights to Participate in Advanced Projects

The Corporation and Goldcorp have granted each other the option to participate in advanced mineral projects in Mexico pursuant to an option agreement (the "Goldcorp Option Agreement") dated October 15, 2004 between the Corporation and Goldcorp and an option agreement (the "Luismin Option Agreement") dated October 15, 2004 between the Corporation and Luismin. This participation right applies to the Corporation, on the one hand, and Goldcorp or Luismin, on the other hand, if they acquire a direct or indirect interest in any exploration or development property situated anywhere in Mexico, which they did not currently, directly or indirectly, own an interest in. Should such property be the subject of a positive feasibility study or consist of active mining operations before October 15, 2007, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Goldcorp or Luismin to the Corporation, the payment of 49% of the total acquisition and exploration costs incurred by Goldcorp or Luismin to that date (together with a commitment to continue to fund 49% of the expenditures incurred, subject to an agreed upon dilution formula) and, in the case of a project being offered by the Corporation to Goldcorp, the payment of 51% of the total acquisition and exploration costs incurred by the Corporation to that date (together with a commitment to continue to fund 51% of the expenditures incurred, subject to an agreed upon dilution formula). In addition, Goldcorp will be entitled to become the operator of the project.

In connection with Goldcorp's acquisition of Glamis Gold Ltd. ("Glamis"), the Corporation waived its right to acquire an interest in any of Glamis' Mexican projects and Goldcorp agreed to negotiate exclusively with the Corporation, until May 3, 2007, for the potential purchase by the Corporation of a portion of the future production of silver to be mined, produced or otherwise recovered from Glamis' Peñasquito gold project (the "Peñasquito Project") located in Mexico. If the Corporation and Goldcorp are not successful in entering into a silver purchase contract on the Peñasquito Project during such time, the Corporation will retain a right of first refusal on any future silver purchase contracts based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in the Corporation.

Pre-Emptive Right

Pursuant to a pre-emptive rights agreement (the "Pre-Emptive Rights Agreement") between the Corporation and Goldcorp dated as of October 15, 2004, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro- rata interest in the Corporation should the Corporation issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.

Zinkgruvan Transaction

On December 8, 2004, Silver Wheaton Caymans entered into a silver purchase contract (the "Zinkgruvan Silver Purchase Contract") with Lundin Mining Corporation ("Lundin") and Zinkgruvan Mining AB ("Zinkgruvan"), a wholly-owned subsidiary of Lundin, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the silver produced by Zinkgruvan from its zinc/lead/silver mine in Sweden (the "Zinkgruvan Mine") for an upfront payment of $50 million in cash, 6 million Common Shares and 30 million Silver Wheaton common share purchase warrants (TSX: SLW.WT), plus a payment (the "Zinkgruvan Transfer Price") equal to the lesser of (a) $3.90 per ounce of silver (subject to an inflationary price adjustment after December 8, 2007; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after December 8, 2007); and (b) the then prevailing market price per ounce of silver (the "Zinkgruvan Transaction"). Zinkgruvan agreed to sell to Silver Wheaton Caymans a minimum of 40 million ounces of refined silver (the "Zinkgruvan Minimum Amount") within a period of 25 years following the closing of the Zinkgruvan Transaction (the "Zinkgruvan Guarantee Period"). If at the end of the Zinkgruvan Guarantee Period, the total number of ounces of refined silver sold by Zinkgruvan to Silver Wheaton Caymans is less than the Zinkgruvan Minimum Amount, Zinkgruvan will be required to pay a penalty to Silver Wheaton Caymans equal to the Zinkgruvan Minimum Amount less the number of ounces of refined silver actually sold during the Zinkgruvan Guarantee Period, multiplied by $1.00.

See "Description of the Business – Zinkgruvan Mine, Sweden" for details regarding the Zinkgruvan Mine.

Yauliyacu Transaction

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase contract (the "Yauliyacu Silver Purchase Contract") with Glencore International AG ("Glencore") and Anani Investments Ltd., a wholly-owned subsidiary of Glencore, pursuant to which Silver Wheaton Caymans agreed to purchase up to 4.75 million ounces of silver produced per year, for a period of 20 years, based on production from Glencore's Yauliyacu mining operations in Perú (the "Yauliyacu Mine"), for an upfront payment of $285 million, comprised of $245 million in cash paid on the closing date and $40 million in cash paid within 120 days of the closing date, plus a payment (the "Yauliyacu Transfer Price") equal to $3.90 per ounce of silver delivered under the contract (subject to an inflationary price adjustment after March 23, 2009; the inflationary adjustment is equal to one-half of the USConsumer Price Index up to a maximum of 1.65% and a minimum of 1.0% to be compounded annually after March 23, 2009) (the "Yauliyacu Transaction"). In the event that silver produced at the Yauliyacu Mine in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the Yauliyacu Silver Purchase Contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

See "Description of the Business – Yauliyacu Mine, Perú" for details regarding the Yauliyacu Mine.

Investments

Bear Creek Mining Corporation

On August 11, 2005, the Corporation acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) ("Bear Creek") on the open market for total consideration of $12.2 million (C$14.6 million). On August 30, 2005, the Corporation acquired 540,000 units of Bear Creek, by way of private placement, for total consideration of $1.5 million (C$1.8 million), each unit being comprised of one common share of Bear Creek and one-half of one common share purchase warrant of Bear Creek. Each whole warrant entitled the Corporation to purchase one common share of Bear Creek at a price of C$4.25 until August 30, 2007, such warrants being fully exercised by the Corporation on January 11, 2007. On September 6, 2006, the Corporation acquired an additional 2,314,600 common shares of Bear Creek on the open market for total consideration of $18.5 million (C$20.6 million). The Corporation currently owns approximately 18.6% of the outstanding common shares of Bear Creek on an undiluted basis and approximately 17.0% on a fully diluted basis. Bear Creek is earning a 70% interest in the Corani silver project in Perú through continued expenditures and payments.

Revett Minerals Inc.

On November 24, 2006, the Corporation acquired 9,600,000 units of Revett Minerals Inc. (TSX: RVM) ("Revett"), by way of private placement, for total consideration of $9.5 million (C$10.9 million), each unit being comprised of one common share of Revett and one-quarter of one common share purchase warrant of Revett. Each whole warrant entitles the Corporation to purchase one common share of Revett at a price of C$1.36 until May 24, 2009, provided that if the closing price of the common share of Revett is above C$2.00 for 15 consecutive trading days, Revett may accelerate the expiry of the warrants. As part of this investment, the Corporation has been granted the right, under certain conditions, to maintain its pro rata interest in Revett in the event that Revett issues additional equity securities. The Corporation currently owns approximately 17.2% of the outstanding common shares of Revett on an undiluted basis and approximately 19.9% after giving effect to the exercise of the warrants held by the Corporation. Revett, through its subsidiaries, owns 67% of both the Rock Creek project and the Troy mine located in northwest Montana, United States.

Sabina Silver Corporation

On December 21, 2006, the Corporation acquired 7,800,000 units of Sabina Silver Corporation (TSXV: SBB) ("Sabina"), by way of private placement, for total consideration of $11.2 million (C$12.9 million), each unit being comprised of one common share of Sabina and one-half of one common share purchase warrant of Sabina. Each whole warrant entitles the Corporation to purchase one common share of Sabina at a price of C$2.75 until December 21, 2010. Furthermore, if the closing price of the common share of Sabina is above C$5.00 for 15 consecutive trading days, Sabina may accelerate the expiry of the warrants. As part of this investment, the Corporation has been granted the right to maintain its pro rata interest in Sabina in the event that Sabina issues additional equity securities. In addition, the Corporation has a right of first refusal on any future sales of silver streams by Sabina from its existing projects. The Corporation currently owns approximately 14.1% of the outstanding common shares of Sabina on an undiluted basis and approximately 19.9% after giving effect to the exercise of the warrants held by the Corporation. Sabina owns 100% of the zinc-silver Hackett River project located in northwest Nunavut, Canada.

SNS Silver Corp.

On February 16, 2007, the Corporation acquired 3,300,000 units of SNS Silver Corp. (formerly Strategic Nevada Resources Corp.) (TSXV: SNS) ("SNS"), by way of private placement, for total consideration of $2.123 million (C$2.475 million), each unit being comprised of one common share of SNS and one-half of one common share purchase warrant of SNS. Each whole warrant entitles the Corporation to purchase one common share of SNS at a price of C$1.25 until August 16, 2008. The Corporation currently owns approximately 12.6% of the outstanding common shares of SNS on an undiluted basis and approximately 17.8% after giving effect to the exercise of the warrants held by the Corporation. SNS owns 100% of the Crescent mine in the Coeur d'Alene mining district.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company with 100% of its operating revenue from the sale of silver. The Corporation is actively pursuing further growth opportunities, primarily by way of entering into long-term silver purchase contract. There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

The Corporation's principal product is silver that it has agreed to purchase pursuant to the Luismin Silver Purchase Contract, the Zinkgruvan Silver Purchase Contract and the Yauliyacu Silver Purchase Contract. There is a worldwide silver market into which the Corporation can sell the silver purchased from the Luismin and Yauliyacu mines and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin or Yauliyacu mines. The silver concentrate from the Zinkgruvan Mine is purchased from Silver Wheaton by various smelters at the worldwide market price for silver.

Competitive Conditions

Silver Wheaton is the largest public mining company with 100% of its operating revenue from the sale of silver. The ability of the Corporation to acquire additional silver in the future will depend on its ability to select suitable producing properties and enter into arrangements similar to the Luismin, Zinkgruvan and Yauliyacu transactions.

Operations

Raw Materials

The Corporation purchases silver from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden for the lesser of $3.90 per ounce of silver (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction and the Zinkgruvan Transaction, respectively) and the then prevailing market price per ounce of silver. The Corporation also purchases silver from the Yauliyacu Mine in Perú for $3.90 per ounce of silver (subject to an inflationary price adjustment after three years from the closing of the Yauliyacu Transaction).

Employees

Currently, the Corporation has nine employees. Certain administrative services are provided to the Corporation pursuant to an administration and management services agreement (the "Services Agreement") entered into with Goldcorp on October 15, 2004 pursuant to which the Corporation has agreed to reimburse Goldcorp for such services. Under the Services Agreement, the Corporation pays a monthly fee to Goldcorp based on actual costs incurred by Goldcorp on behalf of Silver Wheaton, including employee compensation costs, rent and other miscellaneous expenses.

Foreign Operations

The Corporation currently purchases all of its silver from Goldcorp's Luismin Mines in Mexico, from Lundin's Zinkgruvan Mine in Sweden and up to 4.75 million ounces of silver per year based on production from Glencore's Yauliyacu Mine in Perú. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. The Corporation may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See "Description of the Business — Risk Factors — Risks relating to the Mining Operations — Foreign Operations".

Risk Factors

The operations of the Corporation are speculative due to the nature of its business which is the purchase of silver production from producing mining companies. These risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks relating to the Corporation

Subject to Same Risk Factors as Luismin, Zinkgruvan and Yauliyacu Mines

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines, the Zinkgruvan Mine or the Yauliyacu Mine (the "Mining Operations"), the Corporation will be subject to the risk factors applicable to Luismin, Zinkgruvan and Yauliyacu as set forth below under "Risks relating to the Mining Operations".

Commodity Prices

The price of the Common Shares and the Corporation's financial results may be significantly adversely affected by a decline in the price of silver. The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Corporation's control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction, the Zinkgruvan Transaction or the Yauliyacu Transaction, respectively), the Luismin Transfer Price and the Zinkgruvan Transfer Price will be the then prevailing market price per ounce of silver while the Yauliyacu Transfer Price will be $3.90 and the Corporation will not generate positive cash flow or earnings.

No Control Over Luismin, Zinkgruvan and Yauliyacu Operations

The Corporation has agreed to purchase 100% of all of the refined silver produced by the Luismin Mines, 100% of all of the silver contained in lead concentrate produced by the Zinkgruvan Mine and up to 4.75 million ounces of silver produced per year based on production from the Yauliyacu Mine. Other than the security interests which have been granted to Silver Wheaton Caymans in the case of Luismin and Zinkgruvan and the guarantee of Glencore in the case of Yauliyacu, the Corporation has no contractual rights relating to the operations of Luismin, Zinkgruvan or Yauliyacu nor does it have any interest in any of the Luismin Mines, the Zinkgruvan Mine or the Yauliyacu Mine. Other than the penalties payable by Goldcorp Trading, Zinkgruvan and Anani to Silver Wheaton Caymans if, at the end of certain guarantee periods, the total number of ounces of silver sold by Goldcorp Trading, Zinkgruvan or Anani to Silver Wheaton Caymans is less than certain minimum amounts, the Corporation will not be entitled to any compensation if Luismin, Zinkgruvan or Yauliyacu does not meet its forecasted silver production targets in any specified period or if Luismin, Zinkgruvan or Yauliyacu shut down or discontinue their mining operations on a temporary or permanent basis.

Acquisition Strategy

As part of the Corporation's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation.

Market Price of the Common Shares and the Common Share Purchase Warrants

The Common Shares are listed and posted for trading on the TSX and on the New York Stock Exchange (the "NYSE") and the Corporation's three series of common share purchase warrants are listed and posted for trading on the TSX. The Corporation's business is in an early stage of development and an investment in the Corporation's securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the Corporation's common share purchase warrants are also likely to be significantly affected by short-term changes in silver prices or in the Corporation's financial condition or results of operations as reflected in its quarterly earnings reports.

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date. The Corporation anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. The Corporation does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition and current and anticipated cash needs.

Concentration of Share Ownership

Goldcorp Trading, a wholly-owned subsidiary of Goldcorp, owns approximately 49% of the outstanding Common Shares. As a result of its share ownership, Goldcorp Trading has the ability to significantly impact the election of the Corporation's directors and to determine the outcome of corporate actions requiring shareholder approval, including changes to share capital, irrespective of how other shareholders of the Corporation may vote. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Corporation. Pursuant to the Pre-Emptive Rights Agreement, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Corporation should the Corporation issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction. See "General Development of the Business – Luismin Transaction – Pre-Emptive Right".

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations, in particular Goldcorp, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Business Corporations Act* (Ontario) and other applicable laws.

Eduardo Luna, the Chairman of the Corporation, is currently Executive Vice President of Goldcorp and President of Luismin. Lawrence Bell and Douglas Holtby, two of the directors of the Corporation, are also currently directors of Goldcorp.

Risks relating to the Mining Operations

To the extent that risk factors relate to the Zinkgruvan Mine or the Yauliyacu Mine, the Corporation has relied on publicly available information for the Zinkgruvan Mine and on information provided by Glencore for the Yauliyacu Mine.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Luismin, Zinkgruvan and Yauliyacu will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Environmental hazards may exist on the properties on which Luismin, Zinkgruvan and Yauliyacu hold interests which are unknown to Luismin, Zinkgruvan or Yauliyacu at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, Luismin, Zinkgruvan and Yauliyacu may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

The Mining Operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Luismin, Zinkgruvan or Yauliyacu would not proceed with the development of or continue to operate a mine. As part of their normal course operating and development activities, Luismin, Zinkgruvan and Yauliyacu have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of Luismin, Zinkgruvan and Yauliyacu, could result in substantial costs and liabilities in the future.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which Luismin, Zinkgruvan or Yauliyacu hold an interest which were caused by previous or existing owners or operators of the properties and of which Luismin, Zinkgruvan or Yauliyacu is not aware at present.

Luismin Tailings Management Risks

Certain environmental issues have arisen in respect of the tailings facilities at various Luismin mining operations in Mexico. Luismin will be required to make further expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin's tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Luismin.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although Luismin, Zinkgruvan and Yauliyacu currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of their properties, Luismin, Zinkgruvan and Yauliyacu must receive permits from appropriate governmental authorities. There can be no assurance that Luismin, Zinkgruvan and Yauliyacu will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on Luismin, Zinkgruvan or Yauliyacu, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

The reported Mineral Reserves and Mineral Resources for the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine are only estimates. No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based on Proven and Probable Mineral Reserves, Luismin, Zinkgruvan and Yauliyacu must continually replace and expand their Mineral Reserves as their mines produce precious metals. The life-of-mine estimates by Luismin, Zinkgruvan and Yauliyacu may not be correct. The ability of Luismin, Zinkgruvan and Yauliyacu to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Luismin has an estimated mine life of four years based on Proven and Probable Mineral Reserves. Historically, Luismin has sustained operations through the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Land Title

Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties. Luismin's properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Although Zinkgruvan has investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. Zinkgruvan has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

No assurances can be given that there are no title defects affecting the Yauliyacu Mine. The Yauliyacu Mine may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Glencore may be unable to operate the Yauliyacu Mine as permitted or to enforce its rights with respect to its properties.

Commodity Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of Luismin and zinc/lead in the case of Zinkgruvan and Yauliyacu, cash flow from mining operations may not be sufficient and Luismin, Zinkgruvan or Yauliyacu could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions for Luismin, Zinkgruvan and Yauliyacu, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Luismin, Zinkgruvan or Yauliyacu properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Operations

Luismin's operations are currently conducted in Mexico, Zinkgruvan's operations are currently conducted in Sweden and Yauliyacu's operations are currently conducted in Perú, and as such the operations of each of Luismin, Zinkgruvan and Yauliyacu are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Yauliyacu Mine is located in central Perú and, accordingly, is subject to risks normally associated with the operation of mineral properties in Perú. Perú is a developing country that has experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms. The mining operations at the Yauliyacu Mine could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Sweden or Perú may adversely affect the operations or profitability of Luismin, Zinkgruvan or Yauliyacu, respectively. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of Luismin, Zinkgruvan or Yauliyacu.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the San Dimas Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") — Definitions Adopted by CIM Council on December 11, 2005 (the "CIM Standards"). The estimated mineral reserves and mineral resources for the Zinkgruvan Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian worldwide standards, and were restated by Zinkgruvan staff in accordance with the requirements of the Canadian Securities Administrators' National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101") to comply with the CIM Standards. The estimated mineral reserves and mineral resources for the Yauliyacu Mine have been calculated in accordance with the JORC Code and were audited by Watts, Griffis and McOuat Limited ("WGM") in accordance with the requirements of NI 43-101 and restated to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term "*Mineral Resource*" is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "*Inferred Mineral Resource*" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term "*Indicated Mineral Resource*" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term "*Measured Mineral Resource*" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term "*Mineral Reserve*" is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term "*Probable Mineral Reserve*" is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term "*Proven Mineral Reserve*" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms "Measured", "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

Summary of Mineral Reserves and Mineral Resources

Mineral Reserves

The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mine as of December 31, 2006:

Proven and Probable Mineral Reserves [1][2]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	1,570,000	410	20,700,000
Probable	2,750,000	375	33,200,000
Proven + Probable	4,320,000	388	53,800,000

(1)   The Mineral Reserves for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See "Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates" for further details.
(2)   Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves (silver only) for the Los Filos Project as of December 31, 2006:

Proven and Probable Mineral Reserves [1][2]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	25,160,000	2.8	2,300,000
Probable	177,480,000	6.2	35,600,000
Proven + Probable	202,650,000	5.8	37,900,000

(1)   The Mineral Reserves for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)   Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Proven and Probable Mineral Reserves [1]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	6,640,000	113	24,110,000
Probable	2,010,000	59	3,820,000
Proven + Probable	8,650,000	100	27,930,000

(1)   The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See "Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates" for further details.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2005:

Proven and Probable Mineral Reserves [1]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	1,208,000	124	4,820,000
Probable	1,268,000	198	8,070,000
Proven + Probable	2,476,000	162	12,890,000

---

(1)   The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See "Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates" for further details.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms "Measured", "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mine as of December 31, 2006:

Inferred Mineral Resources [1][2]
(excluding Proven and Probable Mineral Reserves)

Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
17,270,000	321	178,100,000

---

(1)   The Mineral Resources for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards. See "Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates" for further details.

(2)   Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The following table sets forth the estimated Mineral Resources (silver only) for the Los Filos Project as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources [1][2]
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Measured	10,190,000	4.0	1,300,000
Indicated	79,610,000	5.1	13,000,000
Measured + Indicated	89,800,000	5.0	14,300,000
Inferred	71,490,000	5.4	12,400,000

(1)   The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)   Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources [1][2][3]
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Zinc Concentrate			
Measured	537,000	24	414,000
Indicated	1,251,000	85	3,419,000
Measured + Indicated	1,788,000	67	3,851,000
Inferred	7,790,000	101	25,296,000
Copper Concentrate			
Indicated	2,800,000	32	2,881,000
Inferred	890,000	28	801,000
Totals			
Measured			414,000
Indicated			6,300,000
Measured + Indicated			6,714,000
Inferred			26,097,000

(1)   The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See "Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates" for further details.

(2)   Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)   Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2005:

Measured, Indicated and Inferred Mineral Resources [1][2]
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Measured	2,107,000	265	17,952,000
Indicated	3,012,000	353	34,184,000
Measured + Indicated	5,119,000	317	52,136,000
Inferred	6,886,000	293	64,867,000

[1]   The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See "Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates" for further details.

[2]   Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

San Dimas Mine, Mexico

At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Operations Engineer at WGM, prepared a report dated March 14, 2005 entitled "An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio and San Martin Mines as of December 31, 2004 for Silver Wheaton Corp." (the "Luismin Report"). Velasquez Spring, P.Eng. and Ross MacFarlane, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the San Dimas Mine has been summarized from the Luismin Report and readers should consult the Luismin Report to obtain further particulars regarding the San Dimas Mine. The Luismin Report is available for review on the SEDAR website located at www.sedar.com under the Corporation's profile.

Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. In late 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine) (hereinafter referred to as "San Antonio/Central Block"). During 2003, the three operations were also merged and centralized into a single operation under the same management. It is reported now as San Dimas.

Project Description and Location

Luismin's three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. The properties cover an area of 22,468.2 hectares and are held by Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Luismin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Most of the personnel and light supplies for the San Dimas mines arrive on Luismin's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill. The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Vicente River bed to the San Antonio/Central Block mill. Infrastructure at the San Antonio/Central Block mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau. The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of their own power systems and by the Federal Power Commission's supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission's supply system.

History

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, Minas de San Luis, S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2006 from the San Dimas district is estimated at 565 million ounces of silver and 10.5 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2006 was approximately 162,700 ounces of gold and 8.7 million ounces of silver (these production numbers do not include production from the San Martin Mine).

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness: the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55°.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can becorrelated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stage of igneous and hydrothermal activity from quartz-monzonitic and andestic intrusions. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.7 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite. The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Nine diamond drill rigs are stationed at the San Dimas Mine.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel sampling, approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

Luismin has not routinely sent samples from the mines to off-site laboratories for check assays. In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three off-site laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita and San Antonio/Central Block laboratories. In general, there was good correlation between the samples assayed at the San Dimas laboratories and the samples assays at the off-site laboratories and between the San Dimas laboratories. There was good correlation between samples assayed at the Tayoltita laboratories and the samples assayed at the San Antonio/Central Block laboratories.

Luismin's experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See "Description of the Business – CIM Standards Definitions" for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2006:

Proven and Probable Mineral Reserves [(1)(2)(3)(4)(5)(6)]

Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Tayoltita	Proven	359,000	332	3,800,000
	Probable	390,000	356	4,500,000
	Probable (Diamond Drilling)	735,000	294	7,000,000
	Proven + Probable [(7)]	749,000	345	8,300,000
Santa Rita	Proven	206,000	497	3,300,000
	Probable	182,000	403	2,400,000
	Probable (Diamond Drilling)	295,000	330	3,100,000
	Proven + Probable [(7)]	388,000	453	5,700,000
San Antonio/ Central Block	Proven	1,001,000	420	13,500,000
	Probable	543,000	429	7,500,000
	Probable (Diamond Drilling)	604,000	453	8,800,000
	Proven + Probable [(7)]	1,544,000	423	21,000,000
Total	Proven	1,567,000	410	20,700,000
	Probable	1,115,000	399	14,300,000
	Probable (Diamond Drilling)	1,633,000	359	18,800,000
	Proven + Probable [(8)]	4,320,000	388	53,800,000

(1) The Mineral Reserves for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2) Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio/Central Block, were $64.31 per tonne.
(3) All Mineral Reserves are diluted.
(4) The tonnage factor is 2.7 tonnes per cubic metre.
(5) Based on a silver price of $7.00 per ounce.
(6) Numbers may not add up due to rounding.
(7) Does not include diamond drilling.
(8) Includes diamond drilling.

The following table sets forth the estimated Mineral Resources (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2006:

Inferred Mineral Resources [(1)(2)]
(excluding Proven and Probable Mineral Reserves)

Deposit	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Tayoltita	7,980,000	321	82,400,000
Santa Rita	4,060,000	329	42,900,000
San Antonio/ Central Block	5,230,000	314	52,800,000
Total	17,270,000	321	178,100,000

(1) The Inferred Mineral Resources for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.
(2) All Mineral Resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines. The operations employ cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré. The San Antonio/Central Block mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using load, haul and dump ("LHD") equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using eight tonne cars.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35º. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface. With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio/Central Block mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio/Central Block and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio/Central Block work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations. Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio/Central Block site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area. Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite. The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 2,100 tonnes per day. The construction and installation to increase the Tayoltita crushing and grinding capacity of the mill to 3,200 tonnes per day is currently underway and expected to be completed at the end of 2008. In 2006, the mill averaged 1,935 tonnes per day.

The Tayoltita mill presently employs two-stage crushing and single-stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

Environmental

Luismin's practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas; however, improvements are being made to bring all of the tailings dam designs and operations into compliance with international guidelines. Various assessments and geotechnical testing have been carried out in the past five years to investigate the safety of the dams, design remediation measures and improve the operational performance of the tailings facilities, and various construction works and operational procedures to increase dam safety and improve management of the tailings operations have been initiated. The San Dimas tailings now employ "dry tailings staking," one of the three dry tailings operations in Mexico.

Tailings Management

At the time of Goldcorp's acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin's past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines. In 2005, $1.34 million was spent on the Tayoltita tailings with an additional expenditure of $2.19 million in 2006. In 2005, $1.87 million was spent on the San Antonio/Central Block tailings with an additional expenditure of $0.59 million in 2006. Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill. At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site. The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.

The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam. Since the acquisition by Goldcorp in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings slurry pumping stations have been replaced with four positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area. The installation of a tailings filtration plant to allow for dry placement of tailings is near completion.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio/Central Block Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio/Central Block mill operation was shutdown in 2003. The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Goldcorp, the primary concern identified with the San Antonio/Central Block tailings facility over the long term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings facility were studied.

Luismin has now received approval to reclaim the San Antonio/Central Block tailings facility by stabilizing the dams in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2005. An access road is being constructed and covering of the tailings with low strength concrete was delayed due to rain in Fall 2006 and is expected to be carried out in mid-2007. Construction of a rock filled berm and a roller compacted concrete stepped spillway has begun.

Capital and Operating Costs

A series of capital expenditures is required to address the remaining environmental deficiencies with theLuismin operations, sustain the existing operations and complete planned expansions of the production capacity. The capital expenditures in 2005 and 2006 for environmental purposes totalled $6 million. Capital expenditures are also being made to expand the Tayoltita mill operation to 3,200 tonnes per day as the central milling facility for the San Dimas mining operations at the Tayoltita mine, Santa Rita mine and the Central Block mine. In addition to expenditures for expansion, capital is also committed to sustain the existing production facilities with equipment replacement and ongoing exploration and mine development. In 2006, operating costs in the San Dimas district for the three mines averaged $64.32 per tonne. Detailed operating costs are separately accounted for all aspects of the mining operations to determine the cut-off grade to plan and control the mining operations. The Luismin operations have achieved significant reductions in operating costs from increasing the scale of operations as well as improvements in the efficiencies of operating methods. Various improvements such as the integration of the Santa Rita ore haulage with Tayoltita will continue to improve efficiencies and reduce the cost structure. All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring.

Markets and Contracts

Luismin ships 70% of the silver and gold doré bars to Peñoles in Torreon, Mexico where a charge of $4.25 per kilogram of doré, based on 99.8% of the contained gold and silver, is paid to Luismin. The remaining 30% of the doré bars are shipped to the Johnson Matthey refinery in Salt Lake City, Utah where the payment to Luismin is based on 99.8% of the silver and gold content, less a refining charge of $0.14 per troy ounce of silver and $1.00 per troy ounce of gold.

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were fulfilled by late 2002 and there are no hedges currently in place.

Zinkgruvan Mine, Sweden

At the request of the Corporation, John R. Sullivan, P.Geo., former Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a report dated December 13, 2004 entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp." (the "Zinkgruvan Report"). John R. Sullivan, P.Geo. and G. Ross MacFarlane, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine, other than the disclosure under the heading "Mineral Reserve and Mineral Resource Estimates", has been summarized from the Zinkgruvan Report and readers should consult the Zinkgruvan Report to obtain further particulars regarding the Zinkgruvan Mine. The Zinkgruvan Report is available for review on the SEDAR website located at www.sedar.com under the Corporation's profile.

The Mineral Reserves and Mineral Resources for the Zinkgruvan Mine set out in the table under "Mineral Reserve and Mineral Resource Estimates" below have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are each qualified persons under NI 43-101.

Project Description and Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County. It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg. While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres northwest of the Zinkgruvan Mine.

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one. The immediate Zinkgruvan Mine area property consists of four contiguous blocks totaling 679.38 hectares in area. Zinkgruvan also holds a small exploitation concession called Marketorp, located 35 kilometres east of the Zinkgruvan Mine, which covers historic zinc, lead showings and exploration work is planned.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The community of Askersund has a population of about 14,000. The village of Zinkgruvan has about 450 inhabitants. Zinkgruvan is the largest private employer in the municipality with about 287 employees. Other local economic activities include agriculture, construction and light service industries. The town of Askersund has a modest tourist industry in the summer and is a full service community. There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan. Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations. The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road. The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north. Stockholm has an average temperature of 18 degrees Celsius in July. The winter temperatures average slightly below freezing and snowfall is moderate. Temperature records for Zinkgruvan show that the mean annual temperature is 5.5 degrees Celsius. Mean monthly temperatures are below freezing from December through March. The coldest month is February, with an average maximum temperature of -4.1 degrees Celsius and an average minimum of -11.1 degrees Celsius. The warmest month is August with an average maximum temperature of 18.2 degrees Celsius and an average minimum of 12.2 degrees Celsius. Annual precipitation is about 750 millimetres. It ranges from a low of 11 millimetres in March to a high of 144 millimetres in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level ("masl") and relief in the area is 30 metres to 50 metres. It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec. Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale. Hand sorting and heavy media separation were sometimes employed to upgrade mined material. Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually. In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned. These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tonnes annually, which was achieved in 1982. Since then, the production rate has been further increased to its present approximately 800,000 tonnes annually. Nominal milling capacity is 900,000 tonnes annually but the operation has never achieved this level. Potential future options include increasing the production rate to up to 1,500,000 tonnes annually including up to 500,000 tonnes annually from the copper zone.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% zinc, 2.4% lead have been produced. Silver grade has been recorded only since 1980.

In late 1995, North Limited of Australia purchased the mine from Union Miniere and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area. This program was, however, cut short before any significant diamond drilling was carried out and all North Limited's non-core mineral rights other than Marketorp subsequently lapsed. No off-site exploration has been conducted since 1999. In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changed its name to Lundin Mining Corporation.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992. The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain. The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep. Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics. The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin. The copper zone dips steeply northwest, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed. It is cut off latterly to the northeast by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical. It may continue at depth.

Exploration

Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine. Geological staff has historically been successful in upgrading Mineral Resources and replacing Mineral Reserves.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive model. However, there is evidence, particularly the presence of what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres. Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes. Recovery is near 100%.

Sample Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres. Core splitting is handled in a dedicated and enclosed corner of the core logging area. A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number. A diamond saw is used occasionally. The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. ("Acme") in Vancouver, British Columbia for analysis. The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities. All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme. One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment. Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1 gram pulp sample diluted in 100 millilitres Aqua Regia, which is then run by ICP-ES. It covers 23 elements, those of critical importance being zinc, lead, silver, copper, cobalt, nickel and in addition aluminum, arsenic, bismuth, calcium, cadmium, chromium, iron, mercury, potassium, magnesium, manganese, molybdenum, sodium, phosphorus, antimony, strontium and tungsten.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Mineral Reserve and Mineral Resource Estimates

Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code. Zinkgruvan staff have restated the estimates to comply with NI 43-101 requirements and to meet the CIM Standards. See "Description of the Business – CIM Standards Definitions" for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Proven and Probable Mineral Reserves [1][2][3][4][5]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	6,640,000	113	24,110,000
Probable	2,010,000	59	3,820,000
Proven + Probable	8,650,000	100	27,930,000

(1)	The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.
(3)	Dilution of the Mineral Reserves is estimated using volumetric reporting of mining blocks after application of a minimum mining width.
(4)	Bulk density are a function of different mineral concentrations and are estimated based on grades.
(5)	Cut-off values are calculated at a price of $5.75 per troy ounce of silver.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources [1][2][3][4][5][6]
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Zinc Concentrate			
Measured	537,000	24	414,000
Indicated	1,251,000	85	3,419,000
Measured + Indicated	1,788,000	67	3,851,000
Inferred	7,790,000	101	25,296,000
Copper Concentrate			
Indicated	2,800,000	32	2,881,000
Inferred	890,000	28	801,000
Totals			
Measured			414,000
Indicated			6,300,000
Measured + Indicated			6,714,000
Inferred			26,097,000

(1)   The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)   Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.
(3)   Bulk density are a function of different mineral concentrations and are estimated based on grades.
(4)   Cut-off values are calculated at a price of $5.75 per troy ounce of silver.
(5)   Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)   Numbers may not add up due to rounding.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved. A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations. Significant reductions to the operating costs for the nominal 800,000 tonnes per annum operation have been achieved as a result of the changes. The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall. The mining methods and sequences were changed and a new paste backfill system was installed in 2001. The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. Shafts P1 and P2 at Nygruvan are 735 metres and 900 metres deep, respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel. There is an internal ramp system below 250 metres but no ramp from surface. The Knalla shaft, P3, is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes. On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement. In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling. Stoping is carried out with 15 metre sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation. Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit). Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas. Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks. A decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment. Due to economic constraint caused by low metal prices in recent years, some capital equipment replacements have been deferred. The Lundin management has begun to address this issue.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tonnes per annum capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tonnes per annum. The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tonnes per annum anticipated in the unofficial 2005-2009 five-year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle. Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies. By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production. This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area. At the time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter strike length.

Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program. Included in the changes implemented over the last seven years are: construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas; development of a numerical modelling system using the Nfold program to track ground conditions; installation of a seismic monitoring station; development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and development of a ground control management plan.

In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production. The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve. The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft. The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility. In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements. The mill has a nominal capacity of 800,000 tonnes annually. In 2003, it operated about 80% of the time indicating a potential capacity of 900,000 tonnes per annum at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type. In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The concentrator final tailings are pumped approximately 4 kilometres south of the plant site to a tailings management area. The tailings area consists of elevated earth filled dams to contain the tailings flow. One decant structure drains the water to a holding pond for recycle to the mill. A second decant structure has been closed off. The current containment structures are at an elevation of 192 metres above sea level and provide capacity until 2006-2007 depending on the proportion of tailings prepared for underground backfill.

In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers. Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core. Various geotechnical studies were initiated as well as installation of piezometres in the dam and a comprehensive monitoring plan. The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

More recently, in late March 2004 a small sinkhole developed in the upstream dam. Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action. Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large 'beach' area was maintained between the tailings dam outer wall and the actual water-covered area.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit.

Environmental

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site. With rare exception it meets and has met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg. Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and provide remediation if required. Some remedial activity was undertaken during 2005 and more will be undertaken as required. This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 metres above sea level and at the same time to increase production from 900,000 tonnes per annum to 1,500,000 tonnes per annum. The additional tonnage could include a maximum 500,000 tonnes per annum from the copper zone. The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels. The raised dam would allow for production until 2025 at current and planned rates. Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation. This amounted to SEK 150,000,000 or roughly $22,000,000 at today's exchange rate. There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating. Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time. It also stated that final closure costs would likely be less than the amount requested. In December 2003, the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less. Zinkgruvan filed a new closure plan on December 1, 2004. This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated. The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert. Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or $1,500,000.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft. The normal process of consultation with those who could be affected by such a designation was bypassed by authorities. The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite. Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated.

Markets and Contracts

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe. All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan. All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.

Zinkgruvan produces approximately 120,000 tonnes per day of zinc concentrate and 48,000 tonnes per day of lead concentrate. The lead concentrate contains the payable silver. The quality of the concentrate is uniformly high and it is readily accepted by all customers. The only issue in respect of the quality is the cobalt content in the zinc concentrate, sometimes 250 parts per million, well above the penalty level of 150 parts per million at some smelters.

Zinc concentrate is sold to four major smelters in Europe on long term contracts. Terms for three of the customers have treatment charges ("TCs") fixed on a yearly basis. For the fourth and major (approximately 50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% for 2006.

All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

Lead concentrate is sold to two customers (approximately 50% each). The TCs for 2004 was fixed at European market level. For the spot quantities sold in 2004, the TCs have been more favourable for the mine. All other terms are standard market ones. The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 grams per dry tonne.

Concentrate is shipped by truck 100 kilometres to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports. All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

There are no metal hedges in place.

Europe is today and will continue to be a long-term, net buyer of zinc concentrate. This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures. Nonetheless, there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan. In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance in its economic analysis, which formed a part of its full December 13, 2004 technical report. In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing. It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority. An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis.

Taxes

There are no mining taxes, royalties or Swedish corporate taxes payable in Sweden. Taxable income losses are carried forward indefinitely but are not carried back.

Production Estimates

Silver production is projected to average approximately 1,700,000 ounces per year over the life of the mine. Additional exploration and development work is in progress to further extend the life of the operation.

Yauliyacu Mine, Perú

At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a report dated April 10, 2006 entitled "A Technical Review of the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp." (the "Yauliyacu Report"). Velasquez Spring, P.Eng. and G. Ross MacFarlane, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Yauliyacu Mine has been summarized from the Yauliyacu Report and readers should consult the Yauliyacu Report to obtain further particulars regarding the Yauliyacu Mine. The Yauliyacu Report is available for review on the SEDAR website located at www.sedar.com under the Corporation's profile.

Project Description and Location

The Yauliyacu Mine is a low cost operation zinc-lead-silver mine located in central Perú, owned by Empresa Minera Los Quenuales S.A. ("Empresa"), an indirect subsidiary of Glencore.

The mining concessions related to the Yauliyacu Silver Purchase Contract consist of 21 surveyed concessions totalling 14,194.02 hectares. Empresa holds other mining concessions in the area that are not included in the Yauliyacu Silver Purchase Contract.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yauliyacu Mine is accessible by paved road and is located approximately 2½ hours east of Lima, Perú, along the central highway that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Perúvian jungle. The central highway runs parallel to the valley of Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines. The mine is also accessible from Callao, a port city located 10 kilometres west from Lima on the Pacific coast.

The western slopes of the Andes present strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (more than 4,500 metres above sea level) present a frigid to glacial climate, while areas between 4,000 to 4,500 metres above sea level exhibit cold climates. The property at 4,200 metres above sea level exhibits a cold climate during the dry season (May to November) with below freezing temperatures at night-time, while during the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down the Pacific coast in a west to southwest direction. These valleys vary in altitude from 800 metres above sea level, the elevation of the mountain spurs at the coastal plain, to 4,000 metres above sea level, the elevation of the head of the valleys on the edge of the altiplano. The altiplano above 4,000 metres is characterized by an area of moderate relief with the landforms produced by glacial and fluvial glacial forces. The altiplano is made up of pampas, hills and chains of smooth mountains that increase in elevation progressively towards the continental divide.

The area surrounding the Yauliyacu Mine is poorly inhabited except for the numerous experienced miners. The majority of the inhabitants are located along the valleys and are engaged in raising livestock and in agriculture. The major agricultural production comes from the cultivated terraces along the sides of the rivers. Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available. The Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far-reaching aqueducts.

The Yauliyacu Mine is a well developed mine with 23 levels and the complete infrastructure typical of an operating mine, including various repair shops, an assaying laboratory, mine offices, living quarters, dining facilities and a medical centre.

A high voltage power line, belonging to Electro-Andes S.A., provides power to the Yauliyacu Mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to an electrical grid to ensure that the mine has sufficient electrical power during low precipitation periods during which less water flows through Perú's hydroelectric power generators.

Tailings are pumped 5.5 kilometres from the Yauliyacu mill at 4,120 metres above sea level to the Chinchan tailings pond area at an approximate elevation of 4,465 metres above sea level. The Graton Tunnel, built by the Cerro de Pasco Mining Company, extends from the Rimac River for 11.5 kilometres under the Yauliyacu Mine and is connected to the mine to assist in drainage and ventilation.

History

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping or near surface veins. It is believed that the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones. Modern style mining began in 1887 with Backus and Johnston on the Rayo vein. Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district.

In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu Mine are from their original land holdings. The Cerro de Pasco Corp. also built the 11.5 kilometre Graton Tunnel at 3,240 metres above sea level that extends under the Yauliyacu Mine.

In 1974, Centromin Perú, a state-owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tons per month. In 1997, Empresa Mineral Yauliyacu S.A., whose largest shareholder is Quenuales International, purchased the mine. In the purchase agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu Mine and the Casapalca mine (the "Casapalca Mine"). The Casapalca Mine is owned by Cia. Minera Casapalca S.A., a privately-owned company. Although both mines are connected underground, the Casapalca Mine operates independently.

Geological Setting

The regional geological setting of the western side of the Andean Cordillera of central Perú is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 metres above sea level at the bottom of the valleys on the west side to more than 5,400 metres above sea level on the east side at the continental divide.

The Yauliyacu property is underlain by a series of tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium.

The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies. The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typically gangue minerals pyrite, quartz , calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings. A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation.

The main mineralized veins within the Casapalca district are referred to as the principal veins (the "L", "M", "N" and "N3" veins) are located in the central part, and are those being exploited at depth. The L and M veins have the same strike, N20E and dip moderately west. The N and N3 veins strike east-west and dip steeply north. Offshoots and splays from the main vein structures forming cuerpos are a common feature.

Exploration

Exploration at the Yauliyacu Mine is carried out by both diamond drilling and by underground development work. The 2006 exploration program consisted of 25,000 metres of drilling and more than 12,500 metres of development at an expenditure of $7 million and was being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.

In order to explore the continuity of mineralization of certain veins at the Yauliyacu Mine and to define new Mineral Resources and their content of zinc, silver and copper at depth, a drilling program has been planned for 2007.

Deposit Types and Mineralization

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reactions with the wall rock or by mixing of the fluids precipitated the sulphides. The origin of the metals is thought to be either magmatic or from the interaction of the fluids with the country rocks accumulating the metals. Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system. As the hydrothermal fluids precipitate the sulphides resulting in changes to the chemical composition of the fluids, this producing a continually varying chemical and mineralogical deposition along the vein.

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins and as disseminated ore bodies. The veins are known to be up to 5 kilometres of which 4 kilometres have been exposed underground. Typically the veins are 0.3 to 1.2 metres in width with a known vertical range of over 2 kilometres. Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes.

Drilling

Diamond drilling is of BQ/HQ size with excellent core recovery in the range of 95% at a drilling cost of $50 per metre in 2006. Drilling is carried out throughout the year by nine machines and crews under contract. At the core shack, detailed logging is carried out, the core sample intervals marked, half-split by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis. Core boxes are well marked and stored orderly for future reference.

Sampling and Analysis

Other than the control samples collected daily at the Yauliyacu Mine for material balance, two principal types of samples are collected daily from the mine workings: samples of the veins/mineralized zones exposed by the mine workings and samples of the diamond drill core from the exploration/development drilling. Channel samples are collected by hand with a hammer and chisel across the vein every two metres. Care is taken to collect samples that are representative of both hard and soft portions and collected according to changes in mineralization. Sample lengths vary between 0.1 of a metre and 1.0 metre with a minimum weight of 3 kilograms per metre of sample. Separate samples are collected from the hanging and footwall as well as from the veins.

The Yauliyacu laboratory sampling preparation procedure analysis is done completely in-house. The individual channel sample or the entire half-split core is passed through the first stage crusher. The entire sample is then passed through the second stage crusher. The sample is reduced to about 150 grams by a Jones Riffle Splitter and is pulverized. After verification of a sieve test, the sample is homogenized. A 0.2 gram sample is extracted, bagged, tagged and sent for atomic absorption spectrometre ("AAS") analysis for lead, zinc, copper and silver. The quality control in the mine analytical laboratory is achieved in several manners taking into account the AAS analytical method and its sensitivity to temperature changes, particularly at the high altitude of Yauliyacu. Although the Yauliyacu laboratory does not use international standard samples or blank samples in the sample analytical routine, a series of tests were done to test the analytical precision at Yauliyacu by running analyses on duplicate samples on more than 300 samples over a four week period. Since a random selection of samples were analysed each day during the four week period, this provided an overall view of the precision. The analytical precision as well as the AAS analytical method for samples were both considered acceptable.

Security of Samples

Sample security at the mine is provided by a well established control for the bagging, tagging and daily processing of the numerous samples collected at the Yauliyacu Mine.

Mineral Reserve and Mineral Resource Estimates

Empresa geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code. Empresa staff have restated the estimates to comply with NI 43-101 requirements and to meet the CIM Standards. See "Description of the Business – CIM Standards Definitions" for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2005:

Proven and Probable Mineral Reserves [1][2][3]

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	1,208,000	124	4,820,000
Probable	1,268,000	198	8,070,000
Proven + Probable	2,476,000	162	12,890,000

[1]   The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
[2]   Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne. For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.
[3]   Cut-off values are calculated at a price of $6.00 per troy ounce of silver.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2005:

Measured, Indicated and Inferred Mineral Resources [1][2][3][4]
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Measured	2,107,000	265	17,952,000
Indicated	3,012,000	353	34,184,000
Measured + Indicated	5,119,000	317	52,136,000
Inferred	6,886,000	293	64,867,000

(1)   The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)   Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne. For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.
(3)   Cut-off values are calculated at a price of $6.00 per troy ounce of silver.
(4)   Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Mining Method

The Yauliyacu mining operation currently employs a number of mining methods to extract the mineralization. These include open stoping in the wider "orebody" areas of the veins to narrow vein methods using cut-and-fill and shrinkage. In areas where the geometry of the narrow veins allows, long-hole mining is being used with holes varying between 14 to 18 metres in length. In the narrower veins and down to the limit of the mining width, hand held drilling is employed. Currently, approximately 60% of the production is sustained by hand held drilling. Wherever possible, trackless equipment is used for drilling and mucking.

The Yauliyacu concentrator is located immediately adjacent to the main mine access at an elevation of 4,510 metres above sea level. Despite the steep terrain of the mill location, the installation is a modern milling facility that has been upgraded during the expansion of the capacity to 3,600 tonnes per day in the 1998 to 2001 period. The concentrator has three flotation circuits with the capacity to produce three separate concentrates of zinc, lead and copper but current smelter terms make it more favourable to produce the copper with the lead in a bulk concentrate.

Due to the steep walled valley with the small river and highway, the mill site development was restricted to a small area on the east side of the valley. The west side of the valley near the mill site has a reclaimed tailings area which is terraced and protected with concrete retaining walls along the river channel. The operating history of the mine has long since exhausted any near mine or downstream potential for the deposition of tailings. The current operation is required to pump the tailings further up the valley.

Metallurgical Results

During 2005, the Yauliyacu mill had a zinc recovery of 86.4% to the zinc concentrate and 84.9% lead recovery and 69.6% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 78.7% while 7.1% was recovered in zinc concentrate. The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tonnes per day shows a high mechanical availability with the annual operating time consistently above 92%. The metallurgical results in the same period have shown consistent recoveries of the four metals.

Environmental

The Yauliyacu Mine operation complies with Perúvian water quality requirements. The mine has two main monitoring points located at the tailings dam and at the Graton Tunnel, with two additional points at the mine entrances. The water quality is monitored for iron, lead, zinc, pH, total cyanide, temperature, quantity and total suspended solids. Since 2004, the water discharges have remained compliant. The receiving waters for the mine water discharge is used by the city of Lima. As a result, the mine must recycle as much water as possible as well as maintaining close control of the mine water discharge. Due to the steep slope of the valley and the river bed and frequent slides, the river water quality has an elevated natural background of suspended solids.

The mine is located in an area that is primarily industrial with few dwellings that are not associated with the mine operation. There are no issues with noise or air quality associated with the mine. The centre of the valley near the mine has a busy highway with heavy truck haulage on steep grades as well as a railway operation.

Capital and Operating Costs

Capital requirements to improve and sustain the Yauliyacu operation have been identified and scheduled in the current life of mine plan. The major portion of the capital budget that has been estimated is required for the exploration drilling and the associated mine development to access drilling stations. The balance of the capital required is to sustain and replace the mine and mill production equipment. The current capital requirements for the next five years used in the WGM forward looking study show an average of $12.2 million per year.

The Yauliyacu capital estimates include some capital expenditures for tailings as well as studies of the alternative site at Tablachaca. WGM believes that the current requirements to increase the safety factor in the dam at Chinchan as well as study of alternatives for tailings disposal that may be more cost effective for the operation will require additional capital expenditure.

The operating costs at Yauliyacu since completion of the expansion have been increasing due to the increasing cost of fuel and power as well as the increased mining cost of a higher proportion of vein mining. The underground mining costs have a range from $18.49 per tonne for high productivity zones up to $37.00 per tonne for mining the minimum mining widths in the narrower veins.

In recent years, Yauliyacu has been exposed to purchasing power at spot market prices which has contributed to some of the increasing operating costs of the mine. To address the rising costs, Empresa has entered into a joint venture to develop a gas turbine power generating facility which is expected to provide the mine with a reduced and fixed cost of power starting in 2007. The power cost is fixed except for a gas royalty which is not expected to appreciably change in the future. These reduced power costs are projected in Empresa's long term mine plan.

Empresa has based the long term mine plan on the operating cost history with an average cost of $21.70 per tonne in projecting 10 and 15 year mine plans. WGM believes that the ability to maintain this low cost structure will be difficult due to a number of factors. These include an increasing amount of production below the mill elevation and the main haulage level. In essence a higher proportion of the production will have to be moved against gravity as opposed to with the assistance of gravity. Additionally, there will be an increasing percentage of narrow vein mining with the associated higher development and production costs. For these reasons, WGM has based its operating cost estimates on higher operating costs than Empresa's long term projections.

Production Estimates

WGM prepared a forward looking study on the Yauliyacu Mineral Reserves and Mineral Resources. This study includes Inferred Mineral Resources and extends over a period of 20 years with an estimated production rate of 1.26 million tonnes of ore per year.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The 20 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.

DIVIDENDS

The Corporation currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Corporation's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Corporation has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares (the "Preference Shares"), issuable in series. As of March 20, 2007, 221,280,544 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Corporation's board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation's board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "SLW". The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2006	9.12	6.43	27,669,020
February 2006	9.55	7.31	19,316,880
March 2006	13.40	9.35	44,625,706
April 2006	13.34	11.51	30,913,018
May 2006	12.98	8.01	32,299,171
June 2006	10.58	7.41	18,267,296
July 2006	11.31	9.30	12,517,179
August 2006	12.19	10.52	18,582,625
September 2006	13.50	9.32	24,549,876
October 2006	12.58	8.99	16,541,940
November 2006	13.74	11.82	26,564,588
December 2006	13.60	11.65	12,549,627

The price of the Common Shares as quoted by the TSX at the close of business on December 29, 2006 was C$12.22 and on March 20, 2007 was C$10.90.

Warrants

The common share purchase warrants (the "Warrants") of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$4.00 until August 5, 2009) are listed and posted for trading on the TSX under the symbol "SLW.WT". The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2006	1.15	0.63	7,563,272
February 2006	1.16	0.84	10,697,803
March 2006	1.98	1.13	14,529,663
April 2006	2.00	1.58	14,303,537
May 2006	1.96	1.11	7,232,143
June 2006	1.49	1.00	3,228,109
July 2006	1.70	1.32	2,489,392
August 2006	1.85	1.50	1,525,429
September 2006	2.05	1.23	5,053,096
October 2006	1.79	1.20	2,013,855
November 2006	1.99	1.68	2,694,494
December 2006	1.97	1.60	1,343,353

The price of the Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$1.73 and on March 20, 2007 was C$1.50.

Series A Warrants

The Series A common share purchase warrants (the "Series A Warrants") of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$5.50 until November 30, 2009) are listed and posted for trading on the TSX under the symbol "SLW.WT.A". The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2006	0.98	0.50	2,741,675
February 2006	1.05	0.67	1,687,560
March 2006	1.71	0.91	6,091,100
April 2006	1.85	1.30	5,570,894
May 2006	1.90	1.02	4,664,589
June 2006	1.37	0.90	2,700,675
July 2006	1.58	1.24	1,286,973
August 2006	1.78	1.47	1,525,970
September 2006	1.95	1.12	10,480,952
October 2006	1.65	1.09	767,249
November 2006	1.88	1.50	3,555,030
December 2006	1.75	1.42	506,219

The price of the Series A Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$1.60 and on March 20, 2007 was C$1.35.

Series B Warrants

The Series B common share purchase warrants (the "Series B Warrants") of the Corporation (each of which is exercisable to acquire one Common Share at a price of C$10.00 until December 22, 2010) are listed and posted for trading on the TSX under the symbol "SLW.WT.B". The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2006	3.97	1.50	645,187
February 2006	3.85	2.70	556,518
March 2006	7.24	3.40	1,455,389
April 2006	7.90	5.90	1,406,274
May 2006	7.45	3.90	1,382,684
June 2006	5.05	3.10	556,779
July 2006	6.30	4.51	731,370
August 2006	7.00	5.35	363,330
September 2006	7.65	4.56	1,367,968
October 2006	6.66	4.65	218,518
November 2006	7.44	6.31	209,238
December 2006	7.69	6.03	222,588

The price of the Series B Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$6.43 and on March 20, 2007 was C$5.30.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation
Eduardo Luna Mexico City, Mexico	Chairman and Director since December 2004 [5]	Executive Vice President of Goldcorp and President of Luismin (mining companies)
Peter D. Barnes [6] British Columbia, Canada	President, Chief Executive Officer and Director since April 2006 [5]	President and Chief Executive Officer of Silver Wheaton
Lawrence I. Bell [1] British Columbia, Canada	Director since April 2006 [5]	Non-Executive Chairman of British Columbia Hydro and Powerex
John A. Brough [1][3] Florida, United States	Director since October 2004 [5]	President of Torwest, Inc. and Wittington Properties Limited (real estate development companies)
R. Peter Gillin [1][2][3] Ontario, Canada	Director since October 2004 [5]	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)
Douglas M. Holtby [2] British Columbia, Canada	Director since April 2006 [5]	Vice Chairman and Lead Director of Goldcorp (mining company) and President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)
Wade D. Nesmith [2][3][4] British Columbia, Canada	Director since October 2004 [5]	Private Investor
Nolan Watson [7] British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Silver Wheaton
Randy Smallwood British Columbia, Canada	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development of Silver Wheaton
Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)
Anna M. Tudela British Columbia, Canada	Director, Legal and Assistant Corporate Secretary	Director, Legal and Assistant Corporate Secretary of Goldcorp (mining company) and Silver Wheaton

(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Corporate Governance and Nominating Committee.
(4)   Lead Director.
(5)   Directors are elected at each annual meeting of Silver Wheaton's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.
(6)   Mr. Barnes was appointed President and Chief Executive Officer of the Corporation on April 20, 2006.
(7)   Mr. Watson was appointed Chief Financial Officer of the Corporation on April 20, 2006.

The principal occupations, businesses or employments of each of the Corporation's directors and officers within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman. Mr. Luna has been Chairman of Silver Wheaton since October 2004 (and was Interim Chief Executive Officer of Silver Wheaton from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. ("Wheaton River") from June 2002 to April 2005, Executive Vice President of Goldcorp since March 2005 and President of Luismin, S.A. de C.V. since 1991. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director. Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton. He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003. Prior to joining Wheaton River, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation. Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director. Mr. Bell is the non-executive Chairman of British Columbia Hydro and Powerex. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Powerex and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Powerex. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Goldcorp and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director. Mr. Brough has been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, since 1998. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation. Mr. Brough holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant. Mr. Brough has graduated from the Director's Education Program at the University of Toronto, Rotman School of Management.

R. Peter Gillin – Director. Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since October 2003. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited. Mr. Gillin has an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst Charterholder.

Douglas M. Holtby – Director. Mr. Holtby is Vice Chairman and Lead Director to the board of directors of Goldcorp and President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited. Mr. Holtby is a Chartered Accountant.

Wade D. Nesmith – Lead Director. Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004. From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates. Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia. From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer. He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Nolan Watson – Chief Financial Officer. Mr. Watson, a former Valedictorian of the Chartered Accounting Program, is a Chartered Financial Analyst charterholder and holds a Bachelor of Commerce Degree, with honours, from the University of British Columbia. Prior to joining Silver Wheaton in January 2005, he worked in the Corporate Finance department of Deloitte and Touche where he specialized in financial advisory services, including mergers and acquisitions.

Randy Smallwood – Executive Vice President of Corporate Development. Mr. Smallwood is Executive Vice President of Corporate Development of the Corporation. Mr. Smallwood was previously Director of Project Development for Wheaton River from 1993 through its merger with Goldcorp and until 2007. He has been instrumental in building Wheaton River, Goldcorp and Silver Wheaton over a five year period of acquisitions. He holds a geological engineering degree from the University of British Columbia and prior to Wheaton River, he worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

Paul M. Stein – Corporate Secretary. Mr. Stein has been Corporate Secretary of the Corporation since October 2004. He has also been Corporate Secretary of Goldcorp since March 2005 and, prior thereto, he was Corporate Secretary of Wheaton since 1991. Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995. Mr. Stein practices in the area of corporate and securities law with an emphasis on mergers and acquisitions, mining and corporate finance. Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters. Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide and is listed as one of the world's leading mining practitioners in The International Who's Who of Mining Lawyers 2006 publication. He is also listed in The Best Lawyers in Canada 2006 and in Lexpert's 2006 Guide to the Top 100 Industry Specialists in Canada (Mining). Mr. Stein is also a member of the Toronto Stock Exchange's Listing Advisory Committee.

Anna M. Tudela –Director, Legal and Assistant Corporate Secretary. Ms. Tudela is Director, Legal and Assistant Corporate Secretary of the Corporation and Goldcorp. She has more than 20 years of experience in the securities and corporate finance areas. Ms. Tudela is also Manager of Roundtables of the Forum for Women Entrepreneurs BC. Prior to joining Silver Wheaton and Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis & Company LLP from 1996 to 2005. From 1995 to 1996, Ms. Tudela was Corporate Secretary of Diamond Fields International Ltd.

As at March 20, 2007, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 413,200 Common Shares, representing approximately 0.19% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Silver Wheaton) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Wade Nesmith who was a director of an auto parts manufacturing company when it applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005.

Conflicts of Interest

To the best of Silver Wheaton's knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies, in particular, Goldcorp, and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. See "Description of the Business — Risk Factors — Conflicts of Interest" and "Interest of Management and Others in Material Transactions".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since September 1, 2004, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

On October 15, 2004, the Corporation completed the Luismin Transaction. Pursuant to the Luismin Transaction, Goldcorp became an indirect holder of approximately 75% of the then outstanding Common Shares. In connection with the Luismin Transaction, the Corporation entered into the Services Agreement with Goldcorp whereby the Corporation has agreed to reimburse Goldcorp for the use of a portion of its office facilities and the services of its personnel. See "General Development of the Business – Luismin Transaction".

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin Silver Purchase Contract, as described elsewhere in this annual information form. As a result of this transaction, the Corporation issued 18 million Common Shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, in September 2006, in connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from Goldcorp's Peñasquito gold project in Mexico.

Goldcorp currently owns approximately 49% of the Corporation. The Chairman of the Corporation (Eduardo Luna) is Executive Vice President of Goldcorp; and two directors of the Corporation (Lawrence Bell and Douglas Holtby) are also directors of Goldcorp.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company ("CIBC Mellon") at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants, the Series A Warrants and the Series B Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the year ended December 31, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.   The Luismin Silver Purchase Contract, as amended, referred to under the heading "General Development of the Business – Luismin Transaction" in this annual information form;

2.   The Goldcorp Option Agreement referred to under the heading "General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects" in this annual information form;

3.   The Luismin Option Agreement referred to under the heading "General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects" in this annual information form;

4.   The Pre-Emptive Rights Agreement referred to under the heading "General Development of the Business – Luismin Transaction" in this annual information form;

5.   The Services Agreement referred to under the heading "Description of the Business – Operations – Employees" in this annual information form;

6.   The Zinkgruvan Silver Purchase Contract referred to under the heading "General Development of the Business – Zinkgruvan Transaction" in this annual information form; and

7.   The Yauliyacu Silver Purchase Contract referred to under the heading "General Development of the Business – Yauliyacu Transaction" in this annual information form.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.   Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas Mine.

2.   Reynaldo Rivera, MAusIMM at Luismin, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Los Filos Project.

3.   Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan,are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine.

4.   Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Yauliyacu Mine.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.   San Dimas Mine – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled "An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio and San Martin Mines as of December 31, 2004 for Silver Wheaton Corp." dated March 14, 2005.

2.   Zinkgruvan Mine – John R. Sullivan, P.Geo., former Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp." dated December 13, 2004.

3.   Yauliyacu Mine – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled "A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp." dated April 10, 2006.

Each of such reports are available on SEDAR at www.sedar.com under the Corporation's profile and a summary of such reports is contained in this annual information form under "Description of the Business – San Dimas Mine, Mexico, – Zinkgruvan Mine, Sweden, – Yauliyacu Mine, Perú", respectively.

Other than 500 common shares of Goldcorp held by Mr. MacFarlane, none of WGM, nor Messrs. MacFarlane, Spring or Sullivan, held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of WGM, its directors, officers or employees, nor Messrs. MacFarlane, Spring or Sullivan, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte & Touche LLP, are the independent auditors for the Corporation.

AUDIT COMMITTEE

The Corporation's Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Corporation's board of directors. A copy of the charter is attached hereto as Schedule "A".

The members of the Corporation's current Audit Committee are John A. Brough (Chairman), Lawrence I. Bell and R. Peter Gillin. Prior to April 20, 2006, the Audit Committee was composed of John A. Brough (Chairman), R. Peter Gillin and Wade D. Nesmith. Each of Messrs. Brough, Bell and Gillin are independent and financially literate within the meaning of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"). In addition to being independent directors as described above, all members of the Corporation's Audit Committee must meet an additional "independence" test under MI 52-110 in that their directors' fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation.

The Audit Committee met four times in 2006. Mr. Nesmith was present at two out of the four meetings (he was not a member of the Audit Committee for the last two meetings in 2006), Mr. Bell was present at two out of the four meetings (he was not a member of the Audit Committee for the first two meetings in 2006), and each of Messrs. Brough and Gillin were present at all four meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John A. Brough – Mr. Brough is currently President of Torwest, Inc. and Wittington Properties Limited and he has 30 years of experience in the real estate industry. He has a Bachelor of Arts degree in Political Science and Economics from the University of Toronto, is a Chartered Accountant and is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation. Mr. Brough has graduated from the Director's Education Program at the University of Toronto, Rotman School of Management.

Lawrence I. Bell – Mr. Bell is currently the non-executive Chairman of British Columbia Hydro and Powerex. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Powerex and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Powerex. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Goldcorp and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

R. Peter Gillin – Mr. Gillin is currently the Chairman and Chief Executive Officer of Tahera Diamond Corporation and is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 *Mutual Funds*. Mr. Gillin has an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst Charterholder.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Corporation's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation's external auditors for the year ended December 31, 2006 were C$157,500 (year ended December 31, 2005 – C$93,500).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation's external auditors for the year ended December 31, 2006 were C$125,000 (year ended December 31, 2005 – C$75,000). Work performed for these fees included review of the Corporation's short form prospectuses dated November 30, 2006, April 13, 2006 and December 16, 2005, including the translation of the Corporation's financial statements.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation's external auditors for the year ended December 31, 2006 were C$166,900 (year ended December 31, 2005 – C$38,200).

All Other Fees

There were no other fees billed by the Corporation's external auditors during the last two financial years.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation's annual and special meeting of shareholders scheduled to be held on April 26, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006.

SILVER WHEATON CORP.
AUDIT COMMITTEE CHARTER

I. PURPOSE

The Audit Committee is a committee of the Board of Directors (the "Board") of Silver Wheaton Corp. ("Silver Wheaton" or the "Corporation"). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee's primary duties and responsibilities are:

A. overseeing the integrity of the Corporation's financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

B. assisting the Board in oversight of the Corporation's compliance with legal and regulatory requirements;

C. recommending the appointment and reviewing and appraising the audit efforts of the Corporation's independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor's qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D. assisting the Board in oversight of the performance of the Corporation's internal audit function;

E. serving as an independent and objective party to oversee and monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F. preparing Audit Committee report(s) as required by applicable regulators; and

G. encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.

II. COMPOSITION AND OPERATIONS

A. The Committee shall operate under the guidelines applicable to all Board committees.

B. The Audit Committee shall be comprised of at least three directors, all of whom are "independent" as such term is defined in the Board Guidelines.

C. In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an "affiliated person", as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Corporation), directly or indirectly, any consulting, advisory, or other compensation from the Corporation other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D. All members shall, to the satisfaction of the Board of Directors, be "financially literate" as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" as defined in Appendix One.

E. If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board's determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Corporation's audit committee and ensure that such determination is disclosed.

F. The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and independent auditors of the Corporation.

H. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Corporation's financial statements.

I. Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A. Create an agenda for the ensuing year.

B. Review and update this Charter at least annually, as conditions dictate.

C. Describe briefly in the Corporation's annual report and more fully in the Corporation's Management Information Circular the Committee's composition and responsibilities and how they were discharged.

D. Documents/Reports Review

i) Review with management and the independent auditors, the Corporation's interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)   Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)   Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Corporation.

iv)   Review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)   Review expenses of the Board Chair and CEO, the CFO and COO annually.

vi)   Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the issuer's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.   Independent Auditor

i)   Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)   Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)   Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Corporation to determine their independence and report to the Board of Directors.

iv)   Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)   The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)   the Corporation or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)   the services are promptly brought to Committee's attention and approved prior to completion of the audit.

v)   Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Corporation's external auditor.

vi)   Review the relationship of non-audit fees to audit fees paid to the independent Auditor to ensure that auditor independence is maintained.

vii) Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii) Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)   At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)   Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)   Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii) Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

   a)   bookkeeping or other services related to the accounting records or financial statements of the Corporation;

   b)   financial information systems design and implementation;

   c)   appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

   d)   actuarial services;

   e)   internal audit outsourcing services;

   f)   management functions or human resources;

   g)   broker or dealer, investment adviser or investment banking services;

   h)   legal services and expert services unrelated to the audit; and

   i)   any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiii) Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F. Financial Reporting Processes

i) In consultation with the independent auditor review the integrity of the organization's financial and accounting controls and reporting processes, both internal and external.

ii) Consider the independent auditor's judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii) Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G. Process Improvement

i) Discuss with independent auditors (i) the auditors' internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii) Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii) Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv) Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v) Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi) Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii) Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii) Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix) Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Corporation are raised for consideration at the full Board.

H. Ethical and Legal Compliance

i) Review management's monitoring of the Corporation's system in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii) Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization's financial statements.

iii) Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv) Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

I. Risk Management

i) Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Corporation.

ii) Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Corporation's management of principal business risks, is complete and fairly presented.

iii) Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J. General

i) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii) Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv) Perform any other activities consistent with this Charter, the Corporation's Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV. ACCOUNTABILITY

A. The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Corporation.

B. The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C. The minutes of the Audit Committee should be filed with the Corporate Secretary.

APPENDIX ONE TO SCHEDULE "A"
SILVER WHEATON CORP.
AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An "affiliated person", in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the *Sarbanes-Oxley Act*, means a person who directly or indirectly controls the Corporation, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation.

Financial Literacy Under Multilateral Instrument 52-110

"Financially literate", in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as "financial expert" if he or she possesses the following attributes:
a) an understanding of financial statements and generally accepted accounting principles;
b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
d) an understanding of internal controls and procedures for financial reporting; and
e) an understanding of audit committee functions.

A person shall have acquired such attributes through:
a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d) other relevant experience

SILVER | WHEATON

ANNUAL REPORT 2006

SILVER WHEATON IS THE LARGEST MINING COMPANY WITH 100% OF ITS REVENUE FROM THE SALE OF SILVER

CORPORATE PROFILE

Silver Wheaton is the largest mining company with 100% of its revenue from the sale of silver. Having silver purchase contracts with three separate mines, the Company expects to sell approximately 15 million ounces of silver in 2007, growing to 20 million ounces by 2009. The Company purchases all of the silver production from the Goldcorp mines in Mexico and the Zinkgruvan mine in Sweden, together with a portion of the silver production from Glencore's Yauliyacu mine in Peru. Silver Wheaton's unique and simple business model is designed to create long-term shareholder value, providing for strong upside potential with downside protection. Silver Wheaton is unhedged and well positioned for further growth.

2006 HIGHLIGHTS

~ Net earnings of $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver, compared to $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver in 2005.

~ Operating cash flows of $104.7 million (2005 - $30.0 million).

~ Silver Wheaton amended its silver purchase contract with Goldcorp, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. Total consideration paid by Silver Wheaton was $136 million.

~ The Company entered into an agreement with Glencore International AG, to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. Total consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment commencing in 2009.

~ The Company completed a $175 million (Cdn$200 million) public offering of 16.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis. The proceeds were used to repay bank debt drawn down to partially finance the Yauliyacu acquisition.

~ In May 2006, the Company began trading on the New York Stock Exchange under the symbol SLW.

~ The Company entered into an agreement with Goldcorp, whereby Silver Wheaton received a right of first refusal on future silver purchase contracts relating to the Peñasquito Project in Mexico.

~ Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources.

~ Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun's Business BC Top 100 Companies. The list was compiled by experts from Ernst & Young and the auder School of Business at the University of British Columbia, and included long time business leaders such as Teck Cominco, Goldcorp and Telus.

SUMMARIZED FINANCIAL RESULTS

	DEC 31 2006 (12 MONTHS)	DEC 31 2005 (12 MONTHS)	DEC 31 2004 (4 MONTHS)
Silver sales ($000's)	$ 158,541	$ 70,895	$ 10,986
Ounces (000's)	13,531	9,702	1,505
Average realized silver price ($'s per ounce)	$ 11.72	$ 7.31	$ 7.30
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90
Net earnings ($000's)	$ 85,220	$ 25,291	$ 1,765
Earnings per share			
Basic	$ 0.40	$ 0.15	$ 0.02
Diluted	$ 0.37	$ 0.15	$ 0.02
Cash flow from operations ($000's)	$ 104,722	$ 29,971	$ 5,741
Cash and cash equivalents ($000's)	$ 59,994	$ 117,741	$ 19,989

1) Refer to discussion on Non-GAAP measures

LETTER TO SHAREHO

DEAR SHAREHOLDERS,

The past year was a remarkable one for Silver Wheaton. Our stock price was up 81%, outperforming most of our peers and the price of silver. We generated record earnings and cash flows of US$85 million and US$105 million, respectively, on the back of a 40% increase in the number of silver ounces sold.

The year 2006 also marked an important turning point in the brief history of Silver Wheaton. Since its inception in late 2004, the Company has performed exceptionally well, even with limited management resources. In April, 2006, that all changed when a full time management team was put in place to fully leverage Silver Wheaton's unique business model. We now have a team of nine professionals, devoting their efforts to growing shareholder value, and forming what is arguably the best acquisitions team in the industry.

This past year we focused on marketing the Silver Wheaton brand name, both to potential shareholders and to potential business partners, and on building a sound platform for future growth. Early in the year, we expanded our agreement with Goldcorp to increase the number of ounces expected to be delivered by Goldcorp over the 25 year period by 100 million ounces, to 220 million ounces, and eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. We also entered into a 20 year agreement with Glencore, increasing our annual silver sales by almost 50%.

We invested over US$50 million to acquire significant ownership positions in publicly traded companies that own substantial undeveloped silver resources. These investments represent long-term growth opportunities for your Company.

We now have strategic business partnerships with Goldcorp, Lundin Mining and Glencore, some of the fastest growing and most successful mining companies in their respective sectors. Goldcorp's recent acquisition of Glamis reflects the power of these partnerships, resulting in Silver Wheaton obtaining exclusive negotiating rights, and a right of first refusal regarding future silver production, from the massive Peñasquito Project in Mexico – the largest undeveloped silver project in the world.

Our unique business model has now been proven to add value for both parties. In the case of the vendor, it appeals to base-metal and gold mining companies by allowing them to realize the value of their by-product silver production up-front, giving them funding to grow their primary business.

···

For Silver Wheaton and its shareholders, it generates strong earnings and cash flows, while providing organic growth without any ongoing capital expenditures. Because of our unique corporate structure, the company does not pay tax on any of its current silver sales. These facts combined, mean that almost all of the cash flow we produce is available to re-invest for further growth.

Over 70% of all silver is produced as a by-product from either gold or base metal mines. Our goal is to partner with the best of these mines to obtain all or a portion of the silver that they produce. Partnering with the best operators and the lowest cost mines around the world, helps mitigate the geo-political and operating risks faced by many mining companies today.

Silver also had an excellent year. With the introduction of a silver ETF and a large gain in the price of the commodity, interest in silver as an investment vehicle has been renewed, after a long hiatus. Manufacture demand has also been increasing for the last several years and new applications for silver use are emerging that should add to that increasing demand. This positions Silver Wheaton as an ideal investment for those interested in maximum exposure to silver, with our great leverage to the silver price and strong growth potential. Silver Wheaton makes a compelling story in the precious metals industry.

With the strong ground-work laid in 2006, we anticipate that 2007 will be a year of great growth for Silver Wheaton. We will remain a pure silver company and do not intend to build or operate mines ourselves. Our current partnerships with companies that produce by-product silver have been incredibly successful and we intend to duplicate this model over and over again. It is our number one goal to remain the leading silver company in the world.

Respectfully yours,

PETER BARNES
President and Chief Executive Officer
March, 2007

For the year ended December 31, 2006

This Management's Discussion and Analysis should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. The Company's accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in note 14 to the consolidated financial statements. This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management's Discussion and Analysis has been prepared as of March 16, 2007.

2006 HIGHLIGHTS

~   Net earnings of $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver, compared to $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver in 2005.

~   Operating cash flows of $104.7 million (2005 - $30.0 million).

~   Cash and cash equivalents at December 31, 2006 of $60.0 million (December 31, 2005 - $117.7 million).

~   Silver Wheaton amended its silver purchase contract with Goldcorp, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. Total consideration paid by Silver Wheaton was $136 million.

~   The Company entered into a silver purchase contract with Glencore International AG, to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. Total consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment commencing in 2009.

~   The Company completed a $175 million (Cdn$200 million) public offering of 16.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis. The proceeds were used primarily to repay bank debt drawn down to partially finance the Yauliyacu acquisition.

~   The Company began trading on the New York Stock Exchange under the symbol SLW.

~   The Company entered into an agreement with Goldcorp, whereby Silver Wheaton received a right of first refusal on future silver purchase contracts relating to the Peñasquito Project in Mexico.

~   Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources.

OVERVIEW

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a growth-oriented silver company, and is the largest mining company with 100% of its revenue from silver production. The Company's goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into three long-term silver purchase contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment. As a result, the primary drivers behind the Company's financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun's Business BC Top 100 Companies. The list was compiled by experts from Ernst & Young and the Sauder School of Business at the University of British Columbia, and included long time business leaders such as Teck Cominco, Goldcorp and Telus.

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter. Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

During 2004, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2006 includes the results of operations for the year then ended. Comparative figures are for the year ended December 31, 2005, the four months ended December 31, 2004 and the twelve months ended August 31, 2004.

	DECEMBER 31 2006 (12 MONTHS)	DECEMBER 31 2005 (12 MONTHS)	DECEMBER 31 2004 (4 MONTHS)	AUGUST 31 2004 (12 MONTHS)
Silver sales ($000's)	$ 158,541	$ 70,895	$ 10,986	$ —
Ounces (000's)	13,531	9,702	1,505	—
Average realized silver price ($'s per ounce)	$ 11.72	$ 7.31	$ 7.30	$ —
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ —
Net earnings (loss) ($000's)	$ 85,220	$ 25,291	$ 1,765	$ (151)
Earnings (loss) per share				
Basic	$ 0.40	$ 0.15	$ 0.02	$ (0.09)
Diluted	$ 0.37	$ 0.15	$ 0.02	$ (0.09)
Cash flow from (used in) operations ($000's)	$ 104,722	$ 29,971	$ 5,741	$ (44)
Cash and cash equivalents ($000's)	$ 59,994	$ 117,741	$ 19,989	$ 320
Total assets ($000's)	$ 662,893	$ 266,151	$ 156,988	$ 53,491
Total liabilities ($000's)	$ 21,354	$ 1,961	$ 2,557	$ 3,320
Shareholders' equity ($000's)	$ 641,539	$ 264,190	$ 154,431	$ 50,171

1) Refer to discussion on Non-GAAP measures

QUARTERLY FINANCIAL RESULTS

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver sales ($000's)	$ 43,651	$ 41,766	$ 47,413	$ 25,711	$ 17,474	$ 18,081	$ 19,263	$ 16,077
Ounces (000's)	3,534	3,520	3,805	2,672	2,176	2,535	2,668	2,323
Average realized silver price ($'s per ounce)	$ 12.35	$ 11.86	$ 12.46	$ 9.62	$ 8.03	$ 7.13	$ 7.22	$ 6.92
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90
Net earnings ($000's)	$ 23,762	$ 22,518	$ 25,159	$ 13,781	$ 7,009	$ 6,378	$ 6,722	$ 5,182
Earnings per share								
Basic	$ 0.11	$ 0.10	$ 0.12	$ 0.07	$ 0.04	$ 0.04	$ 0.04	$ 0.03
Diluted	$ 0.10	$ 0.09	$ 0.11	$ 0.07	$ 0.04	$ 0.04	$ 0.04	$ 0.03
Cash flow from operations ($000's)	$ 29,829	$ 28,262	$ 32,699	$ 13,932	$ 7,661	$ 7,889	$ 9,271	$ 5,150
Cash and cash equivalents ($000's)	$ 59,994	$ 61,950	$ 51,637	$ 8,368	$117,741	$ 26,608	$ 33,279	$ 24,014
Total assets ($000's)	$662,893	$638,123	$614,349	$578,150	$266,151	$173,871	$167,056	$160,355
Total liabilities ($000's)	$ 21,354	$ 21,202	$ 20,885	$181,317	$ 1,961	$ 426	$ 586	$ 702
Shareholders' equity ($000's)	$641,539	$616,921	$593,464	$396,833	$264,190	$173,445	$166,470	$159,653

1) Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. The number of ounces of silver sold during the three months ended December 31, 2006 was impacted by a temporary reduction in the silver grades at Luismin and Yauliyacu. The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has four business segments, the silver produced by the Luismin, Zinkgruvan and Yauliyacu mines, and corporate operations. The acquisition of silver from the Yauliyacu mine began in May 2006.

YEAR ENDED DECEMBER 31, 2006

	LUISMIN	ZINKGRUVAN	YAULIYACU	CORPORATE	TOTAL
Silver sales ($000's)	$ 103,850	$ 18,903	$ 35,788	$ —	$ 158,541
Ounces (000's)	8,978	1,686	2,867	—	13,531
Average realized silver price ($'s per ounce)	$ 11.57	$ 11.21	$ 12.48	$ —	$ 11.72
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ —	$ 3.90
Net earnings (loss) ($000's)	$ 65,691	$ 9,506	$ 14,034	$ (4,011)	$ 85,220
Cash flow from operations ($000's)	$ 68,293	$ 13,152	$ 24,607	$ (1,330)	$ 104,722

1) Refer to discussion on Non-GAAP measures

YEAR ENDED DECEMBER 31, 2005

	LUISMIN	ZINKGRUVAN	CORPORATE	TOTAL
Silver sales ($000's)	$ 57,406	$ 13,489	$ —	$ 70,895
Ounces (000's)	7,886	1,816	—	9,702
Average realized silver price ($'s per ounce)	$ 7.28	$ 7.43	$ —	$ 7.31
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ —	$ 3.90
Net earnings (loss) ($000's)	$ 23,721	$ 3,335	$ (1,765)	$ 25,291
Cash flow from operations ($000's)	$ 26,485	$ 4,340	$ (854)	$ 29,971

1) Refer to discussion on Non-GAAP measures

LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. ("SW Caymans"), entered into a contract to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years, for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Under this contract, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, in connection with Goldcorp's plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result of this planned expansion, increased production is expected to approximate 100 million ounces of silver over the remaining term of the silver purchase contract. It is projected that Luismin's annual silver production will approximate 9 million ounces in 2007, increasing to 13 million ounces by 2009 and thereafter.

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp's acquisition of Glamis (November 4, 2006), for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. On December 7, 2006, Goldcorp sold 18 million shares of Silver Wheaton to the general public and as a result, at December 31, 2006, Goldcorp owned 49% of the Company's common shares.

During 2006, SW Caymans purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.57 per ounce (2005 - $7.28 per ounce). The Company's cash flows and net earnings under the Luismin silver purchase contract for the year ended December 31, 2006 were $68.3 million (2005 - $26.5 million) and $65.7 million (2005 - $23.7 million), respectively.

At December 31, 2005, the Luismin mines had proven and probable reserves of 45.4 million ounces of silver and inferred resources of 188.4 million ounces of silver (as described in the Reserves and Resources section of this Management's Discussion and Analysis). Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the years ended December 31, 2006 and 2005 are shown below:

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore milled (tonnes)	285,800	276,700	267,400	255,800	250,600	244,000	218,700	199,000
Grade (grams/tonne)[1]								
Gold	6.07	6.50	6.61	6.18	5.57	5.55	6.23	6.59
Silver	296	316	358	348	298	332	310	335
Recovery (%)								
Gold	94%	94%	94%	94%	94%	94%	95%	95%
Silver	90%	89%	89%	87%	88%	88%	91%	88%
Production (ounces)								
Gold	52,600	54,400	53,700	47,800	42,200	41,000	41,800	40,000
Silver	2,118,200	2,233,200	2,388,400	2,192,000	1,855,700	2,005,700	1,974,400	1,894,000
Sales (ounces)								
Gold	52,200	53,400	54,900	46,500	42,200	39,100	44,000	38,300
Silver	2,146,220	2,213,500	2,447,500	2,171,000	1,819,800	2,003,800	2,088,000	1,974,400

1) Grades exclude Nukay, a Luismin mine, which does not produce silver

ZINKGRUVAN

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining's Zinkgruvan mining operations in Sweden ("Zinkgruvan") for the life of mine. During 2006, SW Caymans purchased 1.6 million ounces (2005 - 1.7 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.7 million ounces (2005 - 1.8 million ounces) for an average price of $11.21 per ounce (2005 - $7.43 per ounce). The Company's cash flows and net earnings under the Zinkgruvan silver purchase contract for 2006 were $13.2 million (2005 - $4.3 million) and $9.5 million (2005 - $3.3 million), respectively.

As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated silver resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis). The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

YAULIYACU

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During May 2006, the Company began purchasing silver under the contract and during the year, SW Caymans purchased 2.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.48 per ounce. The Company's cash flows and net earnings under the Yauliyacu silver purchase contract for 2006 were $24.6 million and $14.0 million, respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

CORPORATE

(in thousands)	DECEMBER 31 2006 (12 MONTHS)	DECEMBER 31 2005 (12 MONTHS)	DECEMBER 31 2004 (4 MONTHS)	AUGUST 31 2004 (12 MONTHS)
General and administrative[1]	$ 5,700	$ 2,443	$ 5,427	$ 55
Interest expense	717	—	—	—
Debt financing costs	974	—	—	—
Project evaluation	211	91	69	—
Interest income	(3,221)	(705)	(255)	—
Foreign exchange gain	(370)	(64)	(2,687)	—
Corporate net loss	$ 4,011	$ 1,765	$ 2,554	$ 55
1) Stock based compensation (a non cash item) included in general and administrative	$ 1,768	$ 463	$ 5,046	$ 10

General and administrative expenses totaled $5,700,000 during 2006 compared with $2,443,000 during 2005. This increase resulted primarily from increased insurance costs, increased salary and stock based compensation expenses incurred as a result of hiring additional employees, and a one-time New York Stock Exchange listing fee of $250,000. Stock based compensation expense during 2006, a non cash item, included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method. During the year, 15,000 (2005 - 14,061) restricted share rights and 550,000 (2005 - 630,000) share purchase options were issued.

Interest expense totaled $717,000 during the year, as a result of utilizing debt financing to fund the Yauliyacu transaction. Upfront debt financing costs of $1,124,000 were incurred, of which $950,000 were amortized to income during the year.

Project evaluation expenses of $211,000 (2005 - $91,000) were incurred in pursuing additional silver acquisition opportunities.

Interest income during the year of $3,221,000 (2005 - $705,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the year, a foreign exchange gain of $370,000 (2005 - $64,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company's functional currency).

NON-GAAP MEASURES – TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2006, the Company's total cash costs, which were equivalent to the Company's Cost of Sales in accordance with GAAP, were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had cash and cash equivalents of $60.0 million (December 31, 2005 - $117.7 million) and working capital of $40.0 million (December 31, 2005 - $118.7 million), which includes a $20.0 million promissory note due to Goldcorp relating to the amendment of the Luismin silver purchase contract. During the year, the Company generated operating cash flows of $104.7 million compared with $30.0 million during 2005. In the opinion of management, these are sufficient to support the Company's normal operating requirements on an ongoing basis.

LONG TERM INVESTMENTS
During the year, Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources. At December 31, 2006, the Company held investments in such companies at a cost of $66.0 million, with a market value of $105.5 million.

Bear Creek
During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. ("Bear Creek"), at a cost of $18.5 million (Cdn$20.6 million). As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2006, the book value of the Company's investment in Bear Creek was $32.2 million and the fair value was $62.4 million.

Revett
During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. ("Revett"), at a price of Cdn$1.13 per unit for total consideration of $9.5 million (Cdn$10.9 million). The units are comprised of one common share and one quarter of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance. At December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis. At December 31, 2006, the book value of the Company's investment in Revett was $11.3 million and the fair value was $14.1 million.

Sabina
During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation ("Sabina"), at a price of Cdn$1.65 per unit for total consideration of $11.2 million (Cdn$12.9 million). The units are comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance. At December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis. At December 31, 2006, the book value of the Company's investment in Sabina was $11.2 million and the fair value was $16.2 million.

YAULIYACU SILVER PURCHASE CONTRACT
On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

LUISMIN SILVER PURCHASE CONTRACT AMENDMENT

On March 30, 2006, Goldcorp and Silver Wheaton amended their existing contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.

BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the "Term Loan") and $25 million under a revolving term loan (the "Revolving Loan") in order to partially finance the acquisition of the Yauliyacu silver purchase contract. During April 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.

PUBLIC OFFERING

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 shares at a price of Cdn$12.00 per share. The proceeds were used to repay $120 million of bank debt and a $40 million promissory note due to Glencore.

CONTRACTUAL OBLIGATIONS

In connection with the Luismin and Zinkgruvan silver purchase contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment. This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd. for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

SHARE CAPITAL

During the year, the Company received cash proceeds of $7.0 million (2005 - $2.0 million) from the exercise of 2,477,334 (2005 - 710,000) share purchase options at a weighted average exercise price of Cdn$3.27 per option. As of March 16, 2007, there were 221,280,544 outstanding common shares, 4,548,833 share purchase options and 165,312,000 share purchase warrants, which are convertible into 39,287,120 common shares.

RISKS AND UNCERTAINTIES

The primary risk factors affecting the Company and its profitability include fluctuations in silver production, currency fluctuations, government regulation, foreign operations, income taxes and changes in silver prices.

SILVER PRODUCTION

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines and up to 4.75 million ounces per year, based on the production from the Yauliyacu mine. Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin, Zinkgruvan or Yauliyacu nor does it have any legal ownership in or operational control of the mines. Other than the penalties payable by Luismin, Zinkgruvan and Yauliyacu to Silver Wheaton if, at the end of the Luismin, Zinkgruvan or Yauliyacu Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable minimum amount, the Company will not be entitled to any compensation if Luismin, Zinkgruvan or Yauliyacu does not meet its forecasted silver production targets in any specified period or if Luismin, Zinkgruvan or Yauliyacu shut down or discontinue their mining operations in Mexico, Sweden and Peru, respectively, on a temporary or permanent basis.

CURRENCY FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company's costs are incurred in Canadian dollars. From time to time, the Company may transact currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company's financial position.

GOVERNMENT REGULATIONS

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

FOREIGN OPERATIONS

SW Caymans purchases silver from companies that operate in Mexico, Sweden and Peru, and as such the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the three countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

INCOME TAXES

The purchase of silver from the mines and the sales to various third party customers is performed by its wholly owned subsidiary SW Caymans, which is not subject to income taxes. Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company's profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's profits being subject to income tax.

SILVER PRICES

Profitability of the Company depends on silver prices. A $1.00 per ounce change in the price of silver would impact 2007 net earnings by approximately $15 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

SILVER CONTRACTS

Silver contracts are a significant asset of the Company, with a carrying value of $534.7 million at December 31, 2006. This amount represents the capitalized expenditures related to the acquisition of the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. Luismin, Zinkgruvan and Glencore estimate the reserves and resources relating to each contract. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. Evaluations of the carrying values of each contract are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2006, no write-down was required.

INCOME TAX

As the Company's profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

FUTURE CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS

The CICA issued three new accounting standards: Handbook Section 1530, *Comprehensive Income* ("Section 1530"), Handbook Section 3855, *Financial Instruments – Recognition and Measurement* ("Section 3855"), and Handbook Section 3865, *Hedges* ("Section 3865"), which become effective for the Company for periods beginning on or after January 1, 2007.

COMPREHENSIVE INCOME

Section 1530 introduces Comprehensive income which is comprised of Net earnings and Other Comprehensive Income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Silver Wheaton's Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

HEDGES

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings. The Company had no outstanding hedging relationships at December 31, 2006.

IMPACT OF ADOPTING SECTIONS 1530, 3855 AND 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007, may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.

RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company's outstanding common shares. During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing agreement, as described elsewhere in this Management's Discussion and Analysis. As a result of this transaction the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, during September 2006, in connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Peñasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000. At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Company's controls include policies and procedures that:

~   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

~   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

~   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

The Company's auditor, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This audit report has been included with the Company's audited financial statements.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2006, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

OUTLOOK

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES

(As of December 31, 2005)

PROVEN AND PROBABLE RESERVES[1,4,5,6]

SILVER	PROVEN			PROBABLE			PROVEN & PROBABLE		
	TONNES Mt	GRADE g Ag/t	CONTAINED M oz	TONNES Mt	GRADE g Ag/t	CONTAINED M oz	TONNES Mt	GRADE g Ag/t	CONTAINED M oz
Luismin									
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3
Zinkgruvan	6.27	111	22.4	1.89	57	3.5	8.16	98	25.8
Yauliyacu	1.21	124	4.8	1.27	198	8.1	2.48	162	12.9
Total			48.1			36.0			84.0

MEASURED & INDICATED RESOURCES[1,2,3,4,5,6]

SILVER	MEASURED			INDICATED			MEASURED & INDICATED		
	TONNES Mt	GRADE g Ag/t	CONTAINED M oz	TONNES Mt	GRADE g Ag/t	CONTAINED M oz	TONNES Mt	GRADE g Ag/t	CONTAINED M oz
Luismin									
San Dimas	—	—	—	—	—	—	—	—	—
San Martin	0.02	204	0.2	0.2	234	1.5	0.22	231	1.7
Zinkgruvan (Zn)	0.61	25	0.5	1.24	86	3.4	1.85	66	3.9
Zinkgruvan (Cu)	—	—	—	2.80	32	2.9	2.80	32	2.9
Yauliyacu	2.11	265	18.0	3.01	353	34.2	5.12	317	52.2
Total			18.7			42.0			60.7

INFERRED RESOURCES[1,2,3,4,5,6]

SILVER	INFERRED		
	TONNES Mt	GRADE g Ag/t	CONTAINED M oz
Luismin			
San Dimas	17.27	321	178.1
San Martin	2.87	111	10.3
Zinkgruvan (Zn)	8.46	105	28.6
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	6.87	293	64.7
Total			282.5

Notes:
1. All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
2. All Mineral Resources are exclusive of Mineral Reserves.
3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4. The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
    a. San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
    b. Zinkgruvan – John Sullivan, P.Geo., Senior Geologist and Steve Cheeseman, P.Geo., Senior Associate Geologist, both with Watts, Griffis and McOuat Limited of Toronto, Canada.
    c. Yauliyacu – Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, both with Watts, Griffis and McOuat Limited of Toronto, Canada.
5. Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
    a. San Dimas and San Martin Reserves – US$6.00 per silver ounce
    b. San Dimas and San Martin Resources – US$7.00 per silver ounce
    c. Zinkgruvan Reserves and Resources – US$5.50 per silver ounce
    d. Yauliyacu Reserves and Resources – US$6.00 per silver ounce
6. Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2006 available at www.sedar.com, for further information on mined Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Silver Wheaton Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Financial information appearing throughout our management's discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all key aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our internal auditors have unrestricted access to the Audit Committee.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.



PETER BARNES
President and Chief Executive Officer

NOLAN WATSON
Chief Financial Officer

March 19, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SILVER WHEATON CORP.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2006 and 2005, the four month period ended December 31, 2004 and the year ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, the four month period ended December 31, 2004 and the year ended August 31, 2004, in conformity with Canadian generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

On March 19, 2007 we reported separately to the shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States as it related to the Company.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada

March 19, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Silver Wheaton Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)   pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Silver Wheaton's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton's directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton's internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, Silver Wheaton's internal control over financial reporting was effective.

Management's assessment of the effectiveness of Silver Wheaton's internal controls over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Silver Wheaton's Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management's assessment of Silver Wheaton's internal control over financial reporting and an unqualified opinion on the effectiveness of Silver Wheaton's internal control over financial reporting as of December 31, 2006.



PETER BARNES
President and Chief Executive Officer

NOLAN WATSON
Chief Financial Officer

March 19, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SILVER WHEATON CORP.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Silver Wheaton Corp. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 19, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada

March 19, 2007

(US dollars and shares in thousands, except per share amounts)	NOTE	YEAR ENDED DECEMBER 31 2006	YEAR ENDED DECEMBER 31 2005	FOUR MONTHS ENDED DECEMBER 31 2004	YEAR ENDED AUGUST 31 2004
Silver sales		$ 158,541	$ 70,895	$ 10,986	$ —
Cost of sales		52,772	37,839	5,870	—
Depreciation and amortization		16,538	6,000	797	—
		69,310	43,839	6,667	—
Earnings from operations		89,231	27,056	4,319	—
Expenses and other income					
General and administrative[1]		5,700	2,443	5,427	55
Interest expense	5, 6	717	—	—	—
Debt financing costs	6	974	—	—	—
Project evaluation		211	91	69	—
Interest income		(3,221)	(705)	(255)	—
Foreign exchange gain		(370)	(64)	(2,687)	—
		4,011	1,765	2,554	55
Earnings (loss) before discontinued operations		85,220	25,291	1,765	(55)
Loss from discontinued operations		—	—	—	(96)
Net earnings (loss)		$ 85,220	$ 25,291	$ 1,765	$ (151)
1) Stock based compensation (a non cash item) included in General and administrative		$ 1,768	$ 463	$ 5,046	$ 10
Basic earnings (loss) per share from continuing operations		$ 0.40	$ 0.15	$ 0.02	$ (0.03)
Diluted earnings (loss) per share from continuing operations		$ 0.37	$ 0.15	$ 0.02	$ (0.03)
Basic and diluted loss per share from discontinued operations		$ 0.00	$ 0.00	$ 0.00	$ (0.06)
Basic earnings (loss) per share		$ 0.40	$ 0.15	$ 0.02	$ (0.09)
Diluted earnings (loss) per share		$ 0.37	$ 0.15	$ 0.02	$ (0.09)
Weighted average number of shares outstanding					
– basic		210,538	167,538	96,606	1,723
– diluted		232,566	170,987	97,485	1,723

The accompanying notes form an integral part of these consolidated financial statements

(US dollars and shares in thousands)	NOTE	DECEMBER 31 2006	DECEMBER 31 2005
Assets			
Current			
Cash and cash equivalents		$ 59,994	$ 117,741
Accounts receivable		1,220	2,491
Silver inventory		—	383
Other		133	44
		61,347	120,659
Long-term investments	3	65,992	15,069
Silver contracts	4	534,683	130,254
Deferred debt financing costs	6	174	—
Other		697	169
		$ 662,893	$ 266,151
Liabilities			
Current			
Accounts payable		$ 396	$ 1,761
Accrued liabilities		958	200
Promissory notes	5	20,000	—
		21,354	1,961
Shareholders' Equity			
Share purchase options	7(c)	4,680	4,953
Restricted share units		111	26
Warrants	7(b)	38,824	38,867
Share capital			
Common shares			
Authorized: unlimited shares, no par value;			
Issued and outstanding: 220,562 (December 31, 2005: 183,375)	7(a)	486,071	193,711
Retained earnings		111,853	26,633
		641,539	264,190
		$ 662,893	$ 266,151

Commitments (Note 11)



PETER BARNES
President and Chief Executive Officer

EDUARDO LUNA
Chairman

The accompanying notes form an integral part of these consolidated financial statements

(US dollars in thousands)	NOTE	YEAR ENDED DECEMBER 31 2006	YEAR ENDED DECEMBER 31 2005	FOUR MONTHS ENDED DECEMBER 31 2004	YEAR ENDED AUGUST 31 2004
Operating Activities					
Net earnings (loss)		$ 85,220	$ 25,291	$ 1,765	$ (55)
Items not affecting cash					
Depreciation and amortization		16,538	6,000	797	—
Amortization of debt financing costs		950	—	—	—
Project evaluation costs written off		—	54	—	—
Stock based compensation		1,768	463	5,046	10
Other		(221)	6	(2,615)	—
Change in non-cash working capital	8	467	(1,843)	748	1
Cash generated by (applied to)					
operating activities		104,722	29,971	5,741	(44)
Financing Activities					
Bank debt drawn down	6	125,000	—	—	—
Bank debt repaid	6	(125,000)	—	—	—
Debt financing costs	6	(1,124)	—	—	—
Shares issued	7(A)	175,150	86,219	104,202	11
Share issue costs		(7,793)	(4,816)	(6,145)	—
Warrants exercised		280	100	—	—
Share purchase options exercised		7,018	1,979	—	—
Cash generated by financing activities		173,531	83,482	98,057	11
Investing Activities					
Purchase of long-term investments	3	(50,813)	(15,069)	—	—
Silver contracts	4	(285,408)	(483)	(86,744)	—
Other		—	(182)	—	—
Cash applied to investing activities		(336,221)	(15,734)	(86,744)	—
Effect of exchange rate changes					
on cash and cash equivalents		221	33	2,615	—
Cash flows from discontinued operations					
Sale of discontinued operations		—	—	—	247
Advances from discontinued operations		—	—	—	14
		—	—	—	261
(Decrease) increase in cash and cash equivalents		(57,747)	97,752	19,669	228
Cash and cash equivalents, beginning of period		117,741	19,989	320	92
Cash and cash equivalents, end of period		$ 59,994	$ 117,741	$ 19,989	$ 320

At December 31, 2006, the Company's cash and cash equivalents consisted of $8.0 million in cash (December 31, 2005 - $8.8 million) and $52.0 million in cash equivalents (December 31, 2005 - $108.9 million). Cash equivalents include term deposits and treasury bills with original maturities of less then 90 days. During the year, the Company paid $717,000 in interest compared to $nil during the periods ended December 31, 2005, 2004 and August 31, 2004. In addition, the Company paid no income taxes for the periods ended December 31, 2006, 2005 and 2004.

The accompanying notes form an integral part of these consolidated financial statements

(US dollars and shares in thousands)	COMMON SHARES		SHARE PURCHASE OPTIONS	RESTRICTED SHARE UNITS	WARRANTS	RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT					
At December 31, 2004	167,010	$ 119,464	$ 5,046	$ —	$ 28,579	$ 1,342	$ 154,431
Fair value of stock based compensation	—	—	463	26	—	—	489
Share purchase options exercised	710	2,535	(556)	—	—	—	1,979
Warrants exercised	30	129	—	—	(29)	—	100
Shares issued	15,625	75,902	—	—	10,317	—	86,219
Share issue costs	—	(4,319)	—	—	—	—	(4,319)
Net earnings	—	—	—	—	—	25,291	25,291
At December 31, 2005	183,375	193,711	4,953	26	38,867	26,633	264,190
Fair value of stock based compensation	—	—	1,657	111	—	—	1,768
Share purchase options exercised	2,477	8,948	(1,930)	—	—	—	7,018
Restricted share units exercised	3	26	—	(26)	—	—	—
Warrants exercised	63	323	—	—	(43)	—	280
Shares issued	34,644	290,712	—	—	—	—	290,712
Share issue costs	—	(7,649)	—	—	—	—	(7,649)
Net earnings	—	—	—	—	—	85,220	85,220
At December 31, 2006	220,562	$ 486,071	$ 4,680	$ 111	$ 38,824	$ 111,853	$ 641,539

The accompanying notes form an integral part of these consolidated financial statements

1   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is engaged in the silver mining business.

The Company has entered into long-term contracts to purchase silver produced by Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce (subject to an inflationary adjustment) (Note 4).

The Company trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol SLW.

2   ACCOUNTING POLICIES

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") is provided in Note 14.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. ("SW Caymans"). The Company's former subsidiary, Dial Locksmith Ltd. ("Dial"), was consolidated to the date of disposal, February 25, 2004.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 91 days.

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate their fair values due to their short term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments are carried at cost. When there is decline in market value that is other than temporary, these investments are written down to provide for the loss.

SILVER CONTRACTS

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

DEBT FINANCING COSTS

Debt financing costs are deferred and amortized over the expected life of the debt facility.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

Year Ended December 31, 2006 (US Dollars)

2 ACCOUNTING POLICIES (CONT'D)

STOCK-BASED COMPENSATION

The fair value of all stock-based awards granted are estimated using the Black-Scholes model. The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used. As the Company's profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management's judgment is applied are silver contract valuations, depreciation and income taxes. Actual results could differ from those reported.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective September 1, 2004, the functional currency of the Company was changed from the Canadian to the United States dollar. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates.

FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS

The CICA issued three new accounting standards: Handbook Section 1530, *Comprehensive Income* ("Section 1530"), Handbook Section 3855, *Financial Instruments – Recognition and Measurement* ("Section 3855"), and Handbook Section 3865, *Hedges* ("Section 3865"), which become effective for the Company for periods beginning on or after January 1, 2007.

COMPREHENSIVE INCOME

Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. For periods beginning on or after January 1, 2007, Silver Wheaton's Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

HEDGES

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings. The Company had no outstanding hedging relationships at December 31, 2006.

IMPACT OF ADOPTING SECTIONS 1530, 3855 AND 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.

Year Ended December 31, 2006 (US Dollars)

3 LONG-TERM INVESTMENTS

| | DECEMBER 31, 2006 | | | DECEMBER 31, 2005 | | |
| | BOOK | MARKET | UNREALIZED | BOOK | MARKET | UNREALIZED |
(in thousands)	VALUE	VALUE	GAINS	VALUE	VALUE	GAINS
Bear Creek	$ 32,183	$ 62,435	$ 30,252	$ 13,696	$ 20,105	$ 6,409
Revett	11,272	14,144	2,872	1,373	1,544	171
Sabina	11,203	16,156	4,953	—	—	—
Other	11,334	12,763	1,429	—	—	—
	$ 65,992	$ 105,498	$ 39,506	$ 15,069	$ 21,649	$ 6,580

During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. ("Bear Creek") on the open market at a cost of $18.5 million. As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. ("Revett"), at a price of Cdn$1.13 per unit, for total consideration of $9.5 million (Cdn$10.9 million). The units are comprised of one common share and one quarter of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance. As a result, at December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation ("Sabina"), at a price of Cdn$1.65 per unit, for total consideration of $11.2 million (Cdn$12.9 million). The units are comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance. As a result, at December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis.

The above market values of Bear Creek, Revett and Sabina include the estimated value of the warrants acquired as part of the private placements, which have been valued using an option pricing model.

4 SILVER CONTRACTS

| | DECEMBER 31, 2006 | | | DECEMBER 31, 2005 | | |
| | | ACCUMULATED | | | ACCUMULATED | |
(in thousands)	COST	DEPRECIATION	NET	COST	DEPRECIATION	NET
Luismin	$ 194,807	$ (6,660)	$ 188,147	$ 59,132	$ (3,517)	$ 55,615
Zinkgruvan	77,919	(6,102)	71,817	77,919	(3,280)	74,639
Yauliyacu	285,292	(10,573)	274,719	—	—	—
	$ 558,018	$ (23,335)	$ 534,683	$ 137,051	$ (6,797)	$ 130,254

LUISMIN

On October 15, 2004, the Company entered into a twenty five year contract to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction), for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Under this contract, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, in connection with Goldcorp's plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20 million non-interest bearing promissory note due on March 30, 2007. At December 31, 2006, Goldcorp owned 49% of the Company's common shares.

The allocation of the total purchase price is summarized in the table below:

(in thousands)
Purchase Price

October 15, 2004 – initial contract		
Cash	$	36,744
Shares		21,958
Acquisition costs		430
December 31, 2004 and 2005		59,132
March 30, 2006 – contract amendment		
Promissory note (Note 5)		20,000
Shares		115,560
Acquisition costs		115
		135,675
December 31, 2006	$	194,807

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp's acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

For a period of three years, so long as Goldcorp owns at least 20% of the outstanding shares of the Company, it has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional shares.

ZINKGRUVAN

In December 2004, the Company entered into a contract to purchase all of the silver produced by Lundin Mining Corporation's Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants (each warrant grants the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares). In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on December 8, 2007). The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.

YAULIYACU

On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note (Note 5). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

Year Ended December 31, 2006 (US Dollars)

4 SILVER CONTRACTS (CONT'D)

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price

Cash	$ 245,000
Promissory note (Note 5)	40,000
Acquisition costs	292
	$ 285,292

5 PROMISSORY NOTES

On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (Note 4), the Company issued a $40 million promissory note to Glencore, bearing interest at 3% per annum, which was paid in full on May 31, 2006.

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract (Note 4), the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. At December 31, 2006, this promissory note was still outstanding.

6 BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the "Term Loan") and $25 million under a revolving loan (the "Revolving Loan"). During April 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available. The interest rate on the Revolving Loan is based on LIBOR plus a spread determined by the Company's leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1 and a Leverage Ratio less than or equal to 3.50 : 1. The Revolving Loan is secured against the Company's assets including the Luismin, Zinkgruvan and Yauliyacu silver contracts. Total debt financing costs were $1,124,000, of which $950,000 was amortized to income during the year ended December 31, 2006.

Interest expense and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

(in thousands)	TERM LOAN		REVOLVING LOAN		TOTAL	
Interest expense	$	404	$	80	$	484
Interest rate		5.01%		5.01%		5.01%

Year Ended December 31, 2006 (US Dollars)

7 SHAREHOLDERS' EQUITY

(A) SHARES ISSUED

A summary of the Company's issued and outstanding shares at December 31, 2006, 2005 and 2004 and the changes for the periods ending on those dates is presented below:

	NUMBER OF SHARES	PRICE (CDN$)
At August 31, 2004	1,740,000	
Shares issued to Goldcorp in connection with Luismin Transaction (Note 4)	108,000,000	$ 2.00
Private placement to finance Luismin Transaction	35,000,000	2.00
Shares issued to Lundin in connection with Zinkgruvan Transaction (Note 4)	6,000,000	4.25
Private placement to finance Zinkgruvan Transaction	16,200,000	3.75
Options exercised	70,000	0.75
At December 31, 2004	167,010,000	
Public offering	15,625,000	6.40
Options exercised	710,000	3.27
Warrants exercised	30,000	4.00
At December 31, 2005	183,375,000	
Shares issued to Goldcorp in connection with Luismin Transaction (Note 4)	18,000,000	7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	—
At December 31, 2006	220,562,111	

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70.0 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company (TSX: SLW.WT). Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.8 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit. Each subscription receipt was automatically converted without payment of additional consideration into 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series "A" common share purchase warrant (TSX: SLW.WT.A) of Silver Wheaton. Five Series "A" warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004, the Company's common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series "B" common share purchase warrant (TSX: SLW.WT.B) of the Company. Each Series "B" warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

On March 30, 2006, in connection with the Luismin amendment, the Company issued 18 million common shares to Goldcorp (Note 4), valued at $115.6 million.

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share. Share issue costs totalling $7.5 million were incurred as a part of this offering.

Year Ended December 31, 2006 (US Dollars)

7   SHAREHOLDERS' EQUITY (CONT'D)

(B)   WARRANTS

A summary of the Company's warrants at December 31, 2006, 2005, 2004 and August 31, 2004, and the changes for the periods ending on those dates is presented below:

	WARRANTS OUTSTANDING	WEIGHTED AVG EXERCISE PRICE (CDN$)	EXCHANGE RATIO
At August 31, 2004	—	—	—
Issued in connection with the Luismin private placement	87,500,000	$ 0.80	0.2
Issued in connection with the Zinkgruvan private placement	40,500,000	1.10	0.2
Issued to Lundin in connection with the Zinkgruvan Transaction	30,000,000	0.80	0.2
At December 31, 2004	158,000,000	0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At December 31, 2006	165,346,100	$ 1.31	0.24

At issuance, each share purchase warrant and Series "A" warrant (TSX: SLW.WT and SLW.WT.A respectively) granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company's common shares were consolidated 5 for 1. These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares. The Series "B" warrants (SLW.WT.B) were issued after the December 21, 2004 share consolidation, and therefore, each Series "B" warrant entitles the holder the right to purchase one of the Company's post-consolidation common shares.

Warrants issued during the year ended December 31, 2005 and the four months ended December 31, 2004 have been included in shareholders' equity at their fair value of $10.3 million and $28.6 million, respectively.

The following table summarizes information about the warrants outstanding at December 31, 2006:

	WARRANTS OUTSTANDING	EXERCISE PRICE (CDN$)	EXCHANGE RATIO	COMMON SHARES TO BE ISSUED UPON EXERCISE OF WARRANTS	EFFECTIVE PRICE PER SHARE (CDN$)	EXPIRY DATE
Share purchase warrants	117,260,500	$ 0.80	0.20	23,452,100	$ 4.00	Aug 5, 2009
Series "A" warrants	40,273,100	1.10	0.20	8,054,620	5.50	Nov 30, 2009
Series "B" warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,346,100			39,319,220	$ 5.50	

Year Ended December 31, 2006 (US Dollars)

(C) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company's board of directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2006 included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 45%, an annual risk-free interest rate of 4.0% and expected lives of 2.5 years.

On December 21, 2004, the Company's common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis. At December 31, 2006 there were 3,690,000 options available for grant under the plan.

A summary of the Company's options at December 31, 2006, 2005 and 2004, and the changes for the periods ending on those dates is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE (CDN$)
At August 31, 2004	70,000	$ 0.75
Granted	6,500,000	3.26
Exercised	(70,000)	0.75
At December 31, 2004	6,500,000	3.26
Granted	630,000	5.59
Exercised	(710,000)	3.27
At December 31, 2005	6,420,000	3.48
Granted	550,000	12.10
Exercised	(2,477,334)	3.27
At December 31, 2006	4,492,666	$ 4.66

The following table summarizes information about the options outstanding and exercisable at December 31, 2006.

EXERCISE PRICES (CDN$)	OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	OPTIONS EXERCISABLE
$3.25	3,421,000	2.5 years	3,421,000
$6.03 – $8.55	571,666	3.9 years	361,667
$12.45	500,000	4.3 years	166,667
	4,492,666	2.9 years	3,949,334

Year Ended December 31, 2006 (US Dollars)

8   SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	NOTE	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Change in non-cash working capital					
Accounts receivable		$ 1,271	$ (2,074)	$ (155)	$ (8)
Silver inventory		383	96	(478)	—
Accounts payable		(1,251)	(9)	1,369	9
Accrued liabilities		681	139	61	—
Other		(617)	5	(49)	—
		$ 467	$ (1,843)	$ 748	$ 1
Non-cash investing activities, in connection with the acquisition of silver contracts					
Shares issued to Goldcorp	4	$ 115,560	$ —	$ 21,958	$ —
Promissory note issued to Goldcorp	5	$ 20,000	$ —	$ —	$ —
Shares issued in the Zinkgruvan transaction	4	$ —	$ —	$ 27,866	$ —

9   RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company's outstanding common shares. During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing contract, as described in Note 4. As a result of this transaction, the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, during September 2006, in connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Peñasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000. At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

10 INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Earnings (loss) from continuing operations before income taxes	$ 85,220	$ 25,291	$ 1,765	$ (55)
Canadian federal and provincial income tax rates	34.1%	35.6%	35.6%	35.6%
Income tax expense (recovery) based on above rates	29,077	9,004	629	(19)
Valuation allowance	2,677	568	49	198
Tax effect of non-deductible expenditures	603	174	1,797	3
Lower effective tax rates on earnings of foreign subsidiary	(32,357)	(9,746)	(2,475)	(198)
Income tax losses carried forward not recognized for accounting purposes	—	—	—	16
Actual tax expense	$ —	$ —	$ —	$ —

The components of future income taxes are as follows:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Non-capital losses	$ 4,436	$ 520	$ 251	$ 30
Deductible temporary differences	3,986	2,849	1,245	17
	8,422	3,369	1,496	47
Valuation allowance	(8,422)	(3,369)	(1,496)	(47)
	$ —	$ —	$ —	$ —

Prior to the Luismin Transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates. Subsequent to the Luismin Transaction, all of the Company's income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary SW Caymans. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%. The Company does not have any plans to repatriate this money to Canada. As a result, no future income tax assets or liabilities have been recognized.

At December 31, 2006, the Company had available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of Cdn$11,993,768 will expire as follows: 2007 - Cdn$25,010, 2011 - Cdn$937,051, 2012 - Cdn$106,430, 2013 - Cdn$481,462, 2014 - Cdn$400,311, 2015 - Cdn$4,025,925, 2016 - Cdn$6,017,579.

11 COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 4), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to an inflationary adjustment.

The Company does not have any fixed commitments.

Year Ended December 31, 2006 (US Dollars)

12 SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below. This information has been segmented on a silver contract basis. Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued (Note 13). As a result, similar figures are not applicable for prior periods.

YEAR ENDED DECEMBER 31, 2006

(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYACU	CORPORATE	CONSOLIDATED
Statements of Operations					
Silver sales	$ 103,850	$ 18,903	$ 35,788	$ —	$ 158,541
Cost of sales	35,016	6,575	11,181	—	52,772
Depreciation	3,143	2,822	10,573	—	16,538
Earnings from operations	65,691	9,506	14,034	—	89,231
Expenses and other income	—	—	—	(4,011)	(4,011)
Net earnings (loss)	$ 65,691	$ 9,506	$ 14,034	$ (4,011)	$ 85,220
Cash flow from operations	$ 68,293	$ 13,152	$ 24,607	$ (1,330)	$ 104,722
Total assets	$ 188,935	$ 72,072	$ 274,720	$ 127,166	$ 662,893

YEAR ENDED DECEMBER 31, 2005

(in thousands)	LUISMIN	ZINKGRUVAN	CORPORATE	CONSOLIDATED
Statements of Operations				
Silver sales	$ 57,406	$ 13,489	$ —	$ 70,895
Cost of sales	30,754	7,085	—	37,839
Depreciation	2,931	3,069	—	6,000
Earnings from operations	23,721	3,335	—	27,056
Expenses and other income	—	—	(1,765)	(1,765)
Net earnings (loss)	$ 23,721	$ 3,335	$ (1,765)	$ 25,291
Cash flow from operations	$ 26,485	$ 4,340	$ (854)	$ 29,971
Total assets	$ 55,614	$ 77,214	$ 133,323	$ 266,151

FOUR MONTHS ENDED DECEMBER 31, 2004

(in thousands)	LUISMIN	ZINKGRUVAN	CORPORATE	CONSOLIDATED
Statements of Operations				
Silver sales	$ 10,175	$ 811	$ —	$ 10,986
Cost of sales	5,410	460	—	5,870
Depreciation	586	211	—	797
Earnings from operations	4,179	140	—	4,319
Expenses and other income	—	—	(2,554)	(2,554)
Net earnings (loss)	$ 4,179	$ 140	$ (2,554)	$ 1,765
Cash flow from operations	$ 4,764	$ 351	$ 626	$ 5,741
Total assets	$ 58,546	$ 77,708	$ 20,734	$ 156,988

13 DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of $247,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods. The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.

Financial results of discontinued operation:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Sales	$ —	$ —	$ —	$ 453
Earnings	—	—	—	62
Loss on disposal of Dial (net of income tax of $nil)	—	—	—	(158)
(Loss) earnings from discontinued operations	$ —	$ —	$ —	$ (96)

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount $247,000 and advances from Dial to the Company in the amount of $14,000.

14 RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States ("US GAAP") is as follows:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Earnings as reported under Canadian GAAP	$ 85,220	$ 25,291	$ 1,765	$ (151)
Differences between Canadian and US GAAP (a)	(175,973)	(50,051)	(8,028)	—
Loss in accordance with US GAAP	$ (90,753)	$ (24,760)	$ (6,263)	$ (151)
Unrealized gains on securities, net of tax of				
$3,399 and $nil $nil $nil (b)	29,527	6,580	—	—
Comprehensive loss under US GAAP	$ (60,098)	$ (18,180)	$ (6,263)	$ (151)
Loss per share in accordance with US GAAP				
Basic and diluted loss per share from				
continuing operations	$ (0.43)	$ (0.15)	$ (0.06)	$ (0.03)
Basic and diluted loss per share from				
discontinued operations	$ —	$ —	$ —	$ (0.06)
Basic and diluted loss per share	$ (0.43)	$ (0.15)	$ (0.06)	$ (0.09)

Year Ended December 31, 2006 (US Dollars)

14 RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

Assets, Liabilities and Shareholders' equity determined in accordance with Canadian GAAP are reconciled to Assets, Liabilities and Shareholders' equity in accordance with US GAAP as follows:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005
Assets		
In accordance with Canadian GAAP	$ 662,893	$ 266,151
Unrealized gains on available for sale securities	39,506	6,580
In accordance with US GAAP	$ 702,399	$ 272,731
Liabilities		
In accordance with Canadian GAAP	$ 21,354	$ 1,961
Fair value of warrants (a)	272,489	96,927
Deferred tax liability on available for sale securities (b)	3,399	—
Liabilities in accordance with US GAAP	$ 297,242	$ 98,888
Shareholders' Equity		
In accordance with Canadian GAAP	$ 641,539	$ 264,190
Cumulative difference in retained earnings (a)	(234,052)	(58,079)
Reclassification of warrants as a liability (a)	(38,824)	(38,867)
Fair value increment on warrants exercised	387	19
Cumulative unrealized gains on available for sale securities, net of tax of $3,399 and $nil (b)	36,107	6,580
In accordance with US GAAP	$ 405,157	$ 173,843
Accumulated other comprehensive income		
In accordance with Canadian GAAP	$ —	$ —
Cumulative unrealized gains on available for sale securities, net of tax of $3,399 and $nil (b)	36,107	6,580
In accordance with US GAAP	$ 36,107	$ 6,580

(a)   For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company's financial statements. The US regulatory authorities technical interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency be classified and accounted for as a financial liability. This non-cash adjustment has no effect on the Company's cash flow or liquidity.

(b)   Under US GAAP (FAS 115 – Accounting For Certain Investments in Debt and Equity Securities), the Company's long-term investments would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2006 on available-for-sale securities are not recognized under Canadian generally accepted accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders' equity until realized.

(c)   The Company has adopted SFAS 123(R) - Share Based Payment, effective January 1, 2006. The Company had previously adopted SFAS 123 – Share Based Payment, the adoption of SFAS 123(R) did not have a material change on the Company's accounting for share based payments.

Year Ended December 31, 2006 (US Dollars)

FUTURE ACCOUNTING CHANGES

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140 ("FAS 155"), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.

GUIDANCE ON ACCOUNTING FOR INCOME TAXES

On July 13, 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48"), which provides additional guidance on how to recognize, measure, and disclose income tax benefits. FIN 48 will be effective for the Company on January 1, 2007. The Company does not believe impact will be material to the consolidated financial position.

GUIDANCE FOR QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 became effective for the Company on December 31, 2006.

FRAMEWORK ON FAIR VALUE MEASUREMENT

On September 15, 2006, FASB issued FASB Statement No. 157, Fair Value Remeasurements ("FAS 157"), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for the Company on January 1, 2008.

The Company is currently assessing the impact of adopting the above standards on the Company's consolidated financial position and results of operations.

CANADA – HEAD OFFICE

SILVER WHEATON CORP.
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
T   604 684 9648
F   604 684 3123
www.silverwheaton.com

CAYMAN ISLANDS OFFICE

SILVER WHEATON CAYMANS CORP.
PO Box 1791GT
1st Floor, Cayman Corporate Centre
49 Hospital Road
Grand Cayman, Cayman Islands
T   345 946 7603
F   345 946 7604

STOCK EXCHANGE

Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS

Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS

Peter Barnes
President and Chief Executive Officer

Randy Smallwood
Executive Vice President, Corporate Development

Nolan Watson
Chief Financial Officer

TRANSFER AGENT

CIBC MELLON TRUST COMPANY
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
800 387 0825
Outside of Canada and the United States:
416 643 5500
Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS

David Awram
Director, Investor Relations
Toll-free: 800 380 8687
Email: info@silverwheaton.com



SILVER WHEATON CORP.

CANADIAN OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8

T 604 684 9648
F 604 684 3123
www.silverwheaton.com

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Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of our reports dated March 19, 2007 relating to the consolidated financial statements of Silver Wheaton Corp. for the year ended December 31, 2006, and to the reference to us in Management's Report on Internal Controls Over Financial Reporting in this Annual Report on Form 40-F and under the heading "Interests of Experts" in the Annual Information Form dated March 23, 2007 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 of our reports dated March 19, 2007 appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 23, 2007

Exhibit 99.4

CONSENT OF L. MALMSTROM

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Mineral Resources for the Zinkgruvan Mine.

March 23, 2007

/s/ L. Malmström
L. Malmström

Exhibit 99.5

CONSENT OF P. HEDSTROM

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Mineral Resources for the Zinkgruvan Mine.

March 23, 2007

/s/ P. Hedström

P. Hedström

Exhibit 99.6

CONSENT OF J. SULLIVAN

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated December 13, 2004, entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp." (the "Zinkgruvan Report"); and

2. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Zinkgruvan Report, and the properties described therein.

March 23, 2007

/s/ J. Sullivan

J. Sullivan

Exhibit 99.7

CONSENT OF V. SPRING

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated March 9, 2005, entitled "An Audit of the Mineral Reserves/Resources for Tayolita, Santa Rita, San Antonio, and San Martin Mines" (the "Tayolita Report");

2. The technical report dated April 10, 2006 entitled "A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru for Silver Wheaton Corp" (the "Yauliyacu Report"); and

3. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Tayoltita and Yauliyacu Reports, and the properties described therein and with regard to information on the San Dimas mines.

March 23, 2007

/s/ V. Spring
V. Spring

Exhibit 99.8

CONSENT OF G. MACFARLANE

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated December 13, 2004, entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp." (the " Zinkgruvan Report");

2. The technical report dated April 10, 2006 entitled "A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru for Silver Wheaton Corp" (the "Yauliyacu Report");

3. The technical report dated March 9, 2005, entitled "An Audit of the Mineral Reserves/Resources for Tayolita, Santa Rita, San Antonio, and San Martin Mines" (the "Tayolita Report"); and

4. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Zinkgruvan, Yaliyacu and Tayolita Reports, and the properties described therein.

March 23, 2007

/s/ G. MacFarlane
G. MacFarlane

Exhibit 99.9

CONSENT OF R. RIVERA

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Los Filos Reports, and the properties described therein and with regard to information on the Los Filos mine.

March 23, 2007

/s/ R. Rivera
R. Rivera

Exhibit 31

CERTIFICATIONS

I, Peter Barnes, certify that:

1. I have reviewed this annual report on Form 40-F of Silver Wheaton Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

 (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 (d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

 (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 23, 2007


/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer


CERTIFICATIONS

I, Nolan Watson, certify that:

1.   I have reviewed this annual report on Form 40-F of Silver Wheaton Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.   The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 23, 2007

/s/ Nolan Watson
Nolan Watson
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Silver Wheaton Corp. (the "Company") on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Barnes, the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2007

/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Silver Wheaton Corp. (the "Company") on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nolan Watson, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2007

/s/ Nolan Watson
Nolan Watson
Chief Financial Officer